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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
                                (Rule 14D-101)

         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                               ----------------

                        WESLEY JESSEN VISIONCARE, INC.
                           (Name of Subject Company)

                        WESLEY JESSEN VISIONCARE, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   951018100
                     (CUSIP Number of Class of Securities)

                               ----------------

                               EDWARD J. KELLEY
                            Chief Financial Officer
                        Wesley Jessen VisionCare, Inc.
                            333 East Howard Avenue
                          Des Plaines, IL 60018-5903
                           Telephone: (847) 294-3000
(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                                With a Copy to:

                             Roger S. Aaron, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                                (212) 735-3000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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Item 1. Subject Company Information.

   (a) The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Wesley Jessen VisionCare, Inc., a Delaware corporation
("the Company"). The address of the principal executive offices of the Company is 333 East Howard Avenue, Des Plaines, Illinois 60018-5903. The telephone number of the principal executive offices of the Company is (847) 294-3000.

   (b) The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of November 16, 1999 (as amended by Amendment No. 1 to Rights Agreement, dated March 20, 2000, and Amendment No. 2 to Rights Agreement, dated May 30, 2000, the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"). As of May 23, 2000, there were 18,175,585 shares of Common Stock issued, consisting of 17,671,246 shares of Common Stock outstanding and 504,339 shares held in the treasury of the Company.

Item 2. Identity and Background of Filing Person.

   (a) The name, address and telephone number of the Company, which is the person filing the Schedule 14D-9, are set forth in Item 1(a) above.

   (b) This Schedule 14D-9 relates to the tender offer by WJ Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Novartis AG, a Swiss corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated June 6, 2000, to purchase all outstanding Shares at a purchase price of $38.50 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments and supplements thereto collectively constitute the "Offer").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 30, 2000 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become an indirect wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference.

   As set forth in the Schedule TO, the address of the principal executive offices of Parent is Schwarzwaldallee 215, CH-4058 Basel, Switzerland. The telephone number of the principal executive offices of Parent is 011-41-61-324-8000. As set forth in the Schedule TO, the address of the principal executive offices of Purchaser is c/o Novartis Corporation, 608 Fifth Avenue, New York, New York 10020. The telephone number of the principal executive offices of Purchaser is (212) 307-1122.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Except as set forth herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates, or (2) Parent or Purchaser, or their respective executive officers, directors or affiliates.

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 Arrangements with Executive Officers, Directors or Affiliates of the Company

   If the directors and executive officers of the Company who own Shares tender their Shares in the Offer or their Shares are acquired in the Merger, they will receive the Offer Price for their Shares on the same terms as the other public shareholders. As of May 23, 2000, the directors and executive officers of the Company beneficially owned in the aggregate 892,524 Shares and, if they tender all of their Shares in the Offer or their Shares are acquired in the Merger, they will receive a payment for their Shares in the aggregate amount of $34,362,174.

   As of May 23, 2000, the directors and executive officers of the Company held options under the Company's option plans ("Options") to acquire an aggregate of 1,907,574 Shares, with exercise prices ranging from $0.03 to $29.88. Under the plans under which unvested Options have been granted, the outstanding unvested Options will vest upon a change in control of the Company. Pursuant to the Merger Agreement, upon the Effective Time each Option shall be cancelled and, in exchange therefor, each holder of such Option shall receive an amount in cash in respect thereof, if any, equal to the product of
(i) the excess, if any, of the Merger Consideration (as defined below under the heading "The Merger") over the per share exercise price thereof and (ii) the number of shares subject thereto (such payment to be net of applicable withholding taxes).

 Advisory Agreement

   In June 1995, the Company entered into an Advisory Agreement with Bain Capital, Inc. ("Bain Capital"), which was amended and restated in October 1996 (the "Advisory Agreement"), pursuant to which Bain Capital agreed to provide management consulting, advisory services and support, negotiation and analysis of financial alternatives, acquisitions and dispositions and other services agreed upon by the Company and Bain Capital. In exchange for such services, Bain Capital receives: (i) a quarterly management fee of not more than $500,000, plus reasonable out-of-pocket expenses, and (ii) a transaction fee in connection with the consummation of each acquisition, divestiture or financing by the Company or its subsidiaries in an amount equal to 1.0% of the aggregate value of such transaction. The Advisory Agreement has an initial term ending on January 31, 2004, subject to automatic one-year extensions unless the Company or Bain Capital provides written notice of its desire not to extend such term.

   Each of Messrs. Kirsch, Maki, O'Malley and Pagliuca, each a director of the Company, is a general partner of BCIP Associates and BCIP Trust Associates, L.P. Mr. Pagliuca is a managing director of the general partner of Bain Capital Fund IV, L.P. and Bain Capital Fund IV-B, L.P.

 Registration Agreement

   The Company, certain investment funds controlled by Bain Capital (the "Bain Capital Funds") and their related investors and BT Investment Partners, Inc. are parties to a registration agreement (the "Registration Agreement"). Under the Registration Agreement, the holders of a majority of the registrable securities owned by the Bain Capital Funds and their related investors have the right at any time, subject to certain conditions, to require the Company to register any or all of their shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act") on Form S-1 (a "Long-Form Registration") or on Form S-2 or Form S-3 (a "Short-Form Registration") each on an unlimited number of occasions at the Company's expense. The Company is not required, however, to effect any such Long-Form Registration or Short-Form Registration within six months after the effective date of a prior demand registration and may postpone the filing of such registration for up to six months if the holders of a majority of the registrable securities agree that such a registration would reasonably be expected to have an adverse effect on any proposal or plan by the Company or any of its subsidiaries to engage in an acquisition, merger or similar transaction. In addition, all holders of registrable securities are entitled to request the inclusion of any shares of Common Stock subject to the Registration Agreement in any registration statement at the Company's expense whenever the Company proposes to register any of its securities under the Securities Act, subject to certain conditions. In connection with all such registrations, the Company has agreed to indemnify all holders of registrable securities against certain liabilities, including liabilities under the Securities Act. The holders of an aggregate of 687,428 shares of Common Stock have certain demand registration rights pursuant to the Registration Agreement.


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 Indemnification Agreements

   The Company has entered into agreements to provide indemnification for its directors and executive officers in addition to the indemnification provided for in the Company's Restated Certificate of Incorporation (the "Restated Certificate") and By-laws.

 Management Bonus Plan

   In November 1998, the Wesley Jessen Board adopted the Wesley Jessen Corporation Professional Incentive Plan for calendar year 1999 (the "Bonus Plan"). Under the Bonus Plan, participants are eligible to earn an annual bonus upon the achievement by the Company of a specified level of earnings per share. The annual bonus is equal to a specified percentage of a participant's annual salary, subject to an increase based on achievement beyond targeted levels. Bonuses under the Bonus Plan are not subject to any cap. The Bonus Plan was renewed for 2000 and was amended in April 2000 to provide for a portion of the amount payable thereunder to be paid quarterly. Approximately 126 employees participated in the Bonus Plan during the first quarter of 2000.

 Employee Stock Discount Purchase Plan

   The Wesley Jessen VisionCare, Inc. Employee Stock Discount Purchase Plan, including a substantially identical plan for international employees (the "Employee Stock Purchase Plan") was established to give employees desiring to do so a convenient means of purchasing shares of Common Stock through payroll deductions. The Employee Stock Purchase Plan provides an incentive to participate by permitting purchases at a discounted price. From March 1, 1999, until May 23, 2000, an aggregate of 184,818 shares of Common Stock were issued under the Employee Stock Purchase Plan.

   Subject to certain restrictions, each employee of the Company is eligible to participate in the Employee Stock Purchase Plan. Participation is discretionary with each eligible employee. The Company has reserved 500,000 shares of Common Stock for issuance in connection with the Employee Stock Purchase Plan. Each eligible employee is entitled to purchase a maximum of 125 shares per quarter. Elections to participate can be made at any time and purchases of stock are made on a quarterly basis. Each participating employee contributes to the Employee Stock Purchase Plan by choosing a payroll deduction in any specified amount, with a minimum deduction of $10 per payroll period. A participating employee may increase or decrease the amount of such employee's payroll deduction, including a change to a zero deduction at any time. Elected contributions are credited to participants' accounts at the end of each calendar month. In addition, employees may make lump sum contributions at the end of the quarter to enable them to purchase the maximum number of shares available for purchase during the plan year.

   Each participating employee's contributions are used to purchase shares for the employee's share account within 15 days after the last day of each calendar month. The cost per share is 85% of the lower of the closing price of the Company's Common Stock on the Nasdaq National Market System on the first or the last day of the calendar month. The number of shares purchased on each employee's behalf and deposited in his/her share account is based on the amount accumulated in such participant's cash account and the purchase price for shares with respect to any month. Shares purchased under the Employee Stock Purchase Plan carry full rights to receive dividends declared from time to time. Under the Employee Stock Purchase Plan, any dividends attributable to shares in the employee's share account are automatically used to purchase additional shares for such employee's share account. Share distributions and share splits are credited to the participating employee's share account as of the record date and effective date, respectively. A participating employee has full ownership of all shares in such employee's share account and may withdraw them for sale or otherwise at any time. Subject to applicable federal securities and tax laws, the Wesley Jessen Board has the right to amend or to terminate the Employee Stock Purchase Plan. Amendments to the Employee Stock Purchase Plan will not affect a participating employee's right to the benefit of the contributions made by such employee prior to the date of any such amendment. In the event the Employee Stock Purchase Plan is terminated, the compensation committee is required to distribute all shares held in each participating employee's share account plus an amount of cash equal to the balance in each participating employee's cash account.

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 Stock Incentive Plan

   In connection with the initial public offering of the Company, the Wesley Jessen Board and shareholders of the Company approved the Wesley Jessen VisionCare, Inc. Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan was amended in 1999 to increase the number of shares of Common Stock reserved for issuance under the Incentive Plan by 1,000,000 shares. The Incentive Plan is currently administered by the compensation committee of the Wesley Jessen Board, with all awards made thereunder being approved by the full Wesley Jessen Board. Certain employees, advisors and consultants of the Company are eligible to participate in the Incentive Plan (a "Plan Participant"). The Wesley Jessen Board or the compensation committee, as the case may be, is authorized under the Incentive Plan to select the Plan Participants and determine the terms and conditions of the awards under the Incentive Plan. The Incentive Plan provides for the issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that the compensation committee deems consistent with the purposes of the Incentive Plan. An aggregate of 1,800,000 shares of Common Stock of the Company have been reserved for issuance under the Incentive Plan, subject to certain adjustments reflecting changes in the Company's capitalization. The Incentive Plan provides that Plan Participants will be limited to receiving awards relating to no more than 50,000 shares of Common Stock per year. As of May 23, options to purchase an aggregate of 900,150 shares of Common Stock have been granted under the Incentive Plan.

   Options granted under the Incentive Plan may be either incentive stock options ("ISOs") or such other forms of non-qualified stock options ("NQOs") as the compensation committee of the Wesley Jessen Board may determine. ISOs are intended to qualify as "incentive stock options" within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The exercise price of (i) an ISO granted to an individual who owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company (a "10% Owner") will be at least 110% of the fair market value of a share of common stock on the date of grant and (ii) an ISO granted to an individual other than a 10% Owner and an NQO will be at least 100% of the fair market value of a share of Common Stock on the date of grant.

   Options granted under the Incentive Plan may be subject to time vesting and certain other restrictions at the sole discretion of the compensation committee of the Wesley Jessen Board. Subject to certain exceptions, the right to exercise an option generally will terminate at the earlier of (i) the first date on which the initial grantee of such option is not employed by the Company for any reason other than termination without cause, death or permanent disability or (ii) the expiration date of the option. If the holder of an option dies or suffers a permanent disability while still employed by the Company, the right to exercise all unexpired installments of such option shall be accelerated and shall vest as of the latest of the date of such death, the date of such permanent disability and the date of the discovery of such permanent disability, and such option shall be exercisable, subject to certain exceptions, for 180 days after such date. If the holder of an option is terminated without cause, to the extent the option has vested, such option will be exercisable for 30 days after such date.

   All outstanding awards under the Incentive Plan will terminate immediately prior to consummation of a liquidation or dissolution of the Company, unless otherwise provided by the Wesley Jessen Board. Pursuant to individual award agreements under the Incentive Plan, in the event of the sale of all or substantially all of the assets of the Company or the merger of the Company with another corporation, all restrictions on any outstanding awards will terminate and Plan Participants will be entitled to the full benefit of their awards immediately prior to the closing date of such sale or merger, unless otherwise provided by the Wesley Jessen Board.

   The Wesley Jessen Board generally has the power and authority to amend the Incentive Plan at any time without approval of the Company's shareholders, subject to applicable federal securities and tax laws limitations (including regulations of the Nasdaq National Market System).

 Non-Employee Director Stock Option Plan

   The 1997 Non-Employee Director Stock Option Plan (the "Director Option Plan") was established to encourage stock ownership by certain directors of the Company and to provide those individuals with an

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additional incentive to manage the Company in the shareholders' best interests and to provide a form of compensation to attract and retain highly qualified individuals as members of the Wesley Jessen Board. The Director Option Plan provides for the granting of options to non-employee directors, as defined, covering an aggregate of 250,000 shares of Common Stock of the Company, subject to certain adjustments reflecting changes in the Company's capitalization. To date, options to purchase an aggregate of 80,000 shares of Common Stock have been granted under the Director Option Plan.

   The compensation committee or the full Wesley Jessen Board is authorized under the Director Option Plan to make discretionary grants of options and determine the terms and conditions of such options. In addition, the Director Option Plan provides for an initial one-time grant of options to purchase 10,000 shares of Common Stock to each non-employee director serving as a member of the Wesley Jessen Board upon the effectiveness of the Director Option Plan or to any new non-employee director upon being elected to the Wesley Jessen Board. The Director Option Plan also provides that each non-employee director shall automatically be entitled to options to purchase 2,000 shares of Common Stock upon each anniversary of such director's election to the Wesley Jessen Board (which will be granted at the Company's next annual meeting of shareholders following such anniversary). The Director Option Plan requires that the exercise price for each option granted under the plan must equal 100% of the fair market value of the Company's Common Stock on the date the option is granted. The initial one-time grants are immediately exercisable and the annual grants will vest in three equal installments commencing on the first anniversary of the grant date. Nothing contained in the Director Option Plan or any agreement to be executed pursuant to the Director Option Plan will obligate the Company, the Wesley Jessen Board or its shareholders to retain an optionee as a director of the Company.

   In the event of a change in control of the Company (as defined in the Director Option Plan) all outstanding options which have not yet vested will become fully exercisable, as provided by each director's option agreement under the Director Option Plan.

 Employment Agreements

   Effective October 1, 1999, the Company and Mr. Kevin Ryan, the Company's Chairman, President and Chief Executive Officer, entered into an employment agreement (the "Ryan Employment Agreement") pursuant to which Mr. Ryan is eligible to receive severance benefits in the event of a qualifying termination of his employment within one year following a "change in control" (as defined in the Ryan Employment Agreement) of the Company.

   A qualifying termination of employment under the Ryan Employment Agreement means (1) a termination by the Company within one year following the date of the change in control of the Company without Cause (as defined in the Ryan Employment Agreement) or (2) a termination by Mr. Ryan for Good Reason. Good Reason under the Ryan Employment Agreement means:

  . assignment to Mr. Ryan of any duties inconsistent with his role as chief executive officer and president of the Company or a successor company, failure to maintain him in the position of chief executive officer or a substantial adverse alteration in the nature of his authority or responsibilities under the Ryan Employment Agreement;

  . reduction by the Company in Mr. Ryan's Base Salary (as defined in the Ryan Employment Agreement), in effect on the date of the Ryan Employment Agreement or as the same may be increased from time to time, except for across-the-board salary reductions similarly affecting all senior executives of the Company or of any person in control of the Company;

  . reduction or other adverse changes in the bonus opportunity available to Mr. Ryan (with respect to the level of bonus opportunity, the applicable performance criteria and otherwise the manner in which bonuses are determined) in the aggregate from those available as of the date of the Ryan Employment Agreement, excluding changes resulting from material adverse changes in the financial condition of the Company;

  . the Company's failure to pay Mr. Ryan any amounts otherwise vested and due him under the Ryan Employment Agreement or under any plan or policy of the Company;

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  .  relocation of the Company's principal executive offices to a location more than 50 miles from the location of such offices on the date of the Ryan Employment Agreement or a requirement that Mr. Ryan be based anywhere other than at the Company's principal executive offices except for necessary travel on the Company's business to an extent substantially consistent with Mr. Ryan's business travel obligations on the date of the Ryan Employment Agreement; or

  . failure by the Company to continue to provide Mr. Ryan with benefits substantially similar to those enjoyed by him under any of the plans described in the Ryan Employment Agreement in which he was a participant at the time of any such failure.

   If Mr. Ryan incurs a qualifying termination of employment he will be entitled to receive the following:

  . his Base Salary through the Date of Termination (as defined in the Ryan Employment Agreement);

  . payment in lieu of any unused vacation, in accordance with the Company's vacation policy and applicable laws;

  . any annual bonus earned but not yet paid to him for any calendar year prior to the year in which his termination occurs;

  . any deferred compensation under any incentive compensation plan of the Company or any deferred compensation agreement then in effect;

  . any other compensation or benefits, including without limitation long-term incentive compensation benefits under equity grants and awards and employee benefits, that have vested through the Date of Termination or to which he may then be entitled in accordance with the applicable terms and conditions of each grant, award or plan;

  . reimbursement of any business and medical expenses incurred by Mr. Ryan or his Spouse (as defined in the Ryan Employment Agreement), as applicable, through the Date of Termination but not yet paid to him;

  . continued medical reimbursement for the remainder of the Term (which is five years from the date of the agreement, provided, however, that at the end of each 12-month period after the date of the agreement, unless either Mr. Ryan or the Company gives Notice of Termination (as defined in the Ryan Employment Agreement) to the other, the Term shall thereafter extend automatically for an additional 12-month period, but in no event shall the Term extend beyond September 30, 2012) and thereafter hospitalization insurance, surgical insurance, major and excess major medical insurance and dental insurance in accordance with the most favorable plans, policies, programs and practices of the Company and its subsidiaries as in effect from time to time;

  . continued participation in all employee benefit plans or programs available to the Company employees generally in which Mr. Ryan was participating on the Date of Termination for the remainder of the Term (or the after-tax economic equivalent thereof if Mr. Ryan is precluded from continuing his participation in any employee benefit plan or program as provided above);

  . a supplemental executive retirement benefit, determined as if Mr. Ryan's employment with the Company had continued until his retirement at age 72, with payment commencing on the first day of the month following payment to him of the severance amount specified in the next paragraph; and

  . the present value of the sum of (i) Mr. Ryan's Base Salary payable for the remainder of the Term at the rate in effect immediately before such termination and (ii) annual bonuses for the remainder of the Term (including a prorated bonus for any partial calendar year) equal to the average of the three highest annual bonuses awarded to him during the ten years preceding the year of termination, payable to Mr. Ryan in a cash lump sum not later than five business days after the Date of Termination.

   Under the Ryan Employment Agreement, if the Company's independent auditors determine that the amount due Mr. Ryan will exceed the amount permissible under Section 280G of the Code without imposition of the

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excise tax imposed by Section 4999 of the Code (the "280G Limit"), the Company
must pay the greater of (i) the after-tax amount and (ii) the 280G Limit in lieu of the amounts due Mr. Ryan as described above.

   If a change in control of the Company were to occur on July 3, 2000, and if Mr. Ryan was to incur a qualifying termination of employment immediately following that date, the approximate amount of the cash payment payable for the present value of his Base Salary and bonus for the remaining Term would be $4.4 million and for his SERP benefits would be $5.4 million. Additionally, Mr. Ryan would be entitled to accelerated vesting of his unvested options, a five year consulting agreement (described below) with payments totaling $2 million and other perquisites.

   Effective upon termination of Mr. Ryan's employment, unless termination was
(i) by reason of Mr. Ryan's death or disability, (ii) by the Company for Cause, or (iii) by Mr. Ryan without Good Reason before age 65, Mr. Ryan will become a consultant to the Company. Unless earlier terminated, the Consulting Period (as defined in the Ryan Employment Agreement) shall continue for five years. During the Consulting Period, Mr. Ryan will consult with the Company and its senior executive officers regarding business and operations. Such consulting services shall not require more than 50 days in any calendar year, nor more than one day in any week, and Mr. Ryan shall have the right to engage in full-time or part-time employment with any business enterprise that is not a competitor of the Company. During the Consulting Period, Mr. Ryan will not be obligated to serve as a member of the Wesley Jessen Board or to occupy any office on behalf of the Company or any of its subsidiaries. During the Consulting Period, Mr. Ryan shall receive from the Company each year an amount equal to the applicable percentage of his Base Salary upon termination of employment, as follows: (i) 100% of Base Salary in year 1, (ii) 90% of Base Salary in year 2, (iii) 80% of Base Salary in year 3, (iv) 70% of Base Salary in year 4 and (v) 60% of Base Salary in year 5. During the Consulting Period, Mr. Ryan will be entitled to the same expense reimbursement, perquisites and medical benefits he was entitled to while employed, and group business travel and accidental death and dismemberment insurance equivalent to the coverage he received as a senior-level employee while employed.

   The Ryan Employment Agreement also prohibits Mr. Ryan from competing with the Company during the Term and any Consulting Period and for 12 months thereafter.

   The Ryan Employment Agreement requires the Company to indemnify Mr. Ryan to the fullest extent permitted by applicable law consistent with the Company's Restated Certificate and By-laws with respect to any action or failure to act on his part while he is an officer, director or employee of the Company or any subsidiary. The Company is also required to continue to indemnify Mr. Ryan as provided above and maintain such liability insurance coverage for him after the Term and, if applicable, the Consulting Period, for any claims that may be made against him with respect to his service as a director or officer of the Company or any of its subsidiaries or as a consultant to the Company.

   Effective as of June 28, 1995, the Company and Mr. Edward Kelley, the Company's Vice President--Finance and Chief Financial Officer, entered into an employment agreement (the "Kelley Employment Agreement"). Pursuant to the Kelley Employment Agreement, Mr. Kelley's employment period may be terminated by the Company at any time for Cause or without Cause.

   Cause under the Kelley Employment Agreement means:

  . the commission of a felony or any other act or omission involving dishonesty, disloyalty or fraud with respect to the Company or any of its subsidiaries or any of their customers or suppliers;

  . conduct tending to bring the Company or any of its subsidiaries into substantial public disgrace or disrepute;

  . substantial and repeated failure to perform duties as reasonably directed by the Wesley Jessen Board;

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  .  gross negligence or willful misconduct with respect to the Company or any of its subsidiaries; or

  .  any other material breach of the Kelley Employment Agreement.

   If the employment period is terminated by the Company without Cause, Mr. Kelley will be entitled to receive his (i) Base Salary (as defined in the Kelley Employment Agreement) and benefits under employee benefit programs for which senior executive employees of the Company are generally eligible, in each case for 12 months after the date of such termination, and (ii) bonus for the fiscal year in which such termination occurs (prorated based upon the number of days elapsed prior to Mr. Kelley's date of termination if the date of such termination occurs prior to the last day of the fiscal year in respect of which such bonus is awarded) if Mr. Kelley would have otherwise been entitled to receive such bonus had he not been terminated. The amounts otherwise payable as provided above will be reduced by the amount of any compensation Mr. Kelley receives with respect to any other employment during the 12 month period commencing on the date of Mr. Kelley's termination, and shall be payable at such times as such amounts would have been payable had Mr. Kelley not been terminated. If the employment period is terminated by the Company for Cause or by Mr. Kelley's resignation, Mr. Kelley will be entitled to receive his Base Salary through the date of termination. Any severance amounts payable to Mr. Kelley under the Kelley Employment Agreement for a termination of employment following a Change in Control of the Company shall be superseded by amounts payable under the Company's Severance Plan (as defined and described below) so that there is no duplication of benefits.

   The Kelley Employment Agreement also prohibits Mr. Kelley from competing with the Company during the employment period and for a period of one year thereafter.

 Change in Control Severance Plan

   The Wesley Jessen VisionCare, Inc. Change of Control Severance Plan (the "Severance Plan") provides for benefits for certain employees of the Company and its affiliates (each, a "Participant") in the event that such Participant is terminated on or within two years following the date of the Change in Control, (i) by the Company or its successor other than for cause, or (ii) by the Participant for good reason (as defined in the Severance Plan). The Severance Plan provides that "good reason" for all Participants entitled to "level 1" benefits and certain Participants entitled to "level 2" benefits (as discussed below) includes the failure of such Participants to be named as executive officers of any publicly traded company which is the ultimate parent of any acquiror. A Participant will not be entitled to benefits if his or her employment is discontinued by reason of the Participant's death or a physical or mental condition resulting in his or her inability to substantially perform his or her duties with the Company. Under the Severance Plan, a "Change in Control" is deemed to have occurred if an event set forth in any one of the following paragraphs occurs:

     (a) any person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities; or

     (b) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the entire Wesley Jessen Board plus any new director whose appointment or election by the Wesley Jessen Board or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds ( 2/3) of the directors then still in office who either were directors as of the effective date of the Severance Plan or whose appointment, election or nomination for election was previously so approved or recommended; or

     (c) there is consummated a merger or consolidation or similar business combination transaction of the Company or any direct or indirect subsidiary of the Company with any other corporation or other entity, other than (i) a merger or consolidation or similar business combination transaction (A) which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent at least 55% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (B) as a result of which, no person is or becomes the beneficial owner, directly or indirectly, of 20% or more of the combined voting power of the securities of the Company or such other surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities; or

     (d) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity at least 55% of the combined voting power of the voting securities of which are owned by shareholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

   There are generally three levels of severance benefits that are payable under the Severance Plan depending upon the Participant. The three levels of severance benefits are summarized below:

     Level 1--Severance pay equal to (i) the sum of his or her annual base salary and his or her highest annual incentive compensation earned during the 3 calendar years immediately preceding the calendar year in which the Change in Control occurs (ii) multiplied by 3.

     Level 2--Severance pay equal to (i) the sum of his or her annual base salary and his or her highest annual incentive compensation earned during the 3 calendar years immediately preceding the calendar year in which the Change in Control occurs (ii) multiplied by 2.

     Level 3--Severance pay equal to (i) the sum of his or her annual base salary and his or her highest annual incentive compensation earned during the 3 calendar years immediately preceding the calendar year in which the Change in Control occurs (ii) multiplied by 1.

   Each of the executive officers of the Company, other than Mr. Ryan, is a Participant in the Severance Plan, and is entitled to level 1 or level 2 benefits. The benefits payable to Mr. Kelley under the Severance Plan are in lieu of, rather than in addition to, the severance benefits payable under the Kelley Employment Agreement.

 Indebtedness of Management

   On May 7, 1997, the Company loaned Mr. Ryan $1.2 million pursuant to the terms of an unsecured promissory note bearing interest at an annual rate of 8%, payable quarterly. The note is due on the earlier of (i) May 9, 2002, (ii) the date Mr. Ryan ceases to be employed by the Company, or (iii) the date Mr. Ryan disposes of any holdings of his Common Stock. The Wesley Jessen Board has previously waived the requirement under (iii) above. As of May 23, 2000, an aggregate of $1.2 million in principal was outstanding under the note.

 Confidentiality Agreement

   The following is a summary of certain provisions of the Confidentiality Agreement, dated May 10, 2000, between the Company and CIBA Vision Corporation, an indirect wholly owned subsidiary of Parent ("CIBA Vision") (the "Confidentiality Agreement"). This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which is filed herewith as Exhibit 3. The Confidentiality Agreement may be examined and copies may be obtained at the places set forth in Item 1 above.

   On May 10, 2000, the Company and CIBA Vision executed the Confidentiality Agreement. Pursuant to the terms of the Confidentiality Agreement, each party agreed to provide to the other party certain non-public information concerning such party (the "Confidential Information").

   As a condition for the disclosure of the Confidential Information to each other, the Company and CIBA Vision each agreed, among other things: (1) to treat confidentially the Confidential Information, (2) to use the Confidential Information only for the purposes of evaluation of a possible business transaction with each other, (3) to disclose Confidential Information to its directors, officers, employees, affiliates, prospective capital or financing sources, advisors or other representatives (collectively, a party's "Representatives") on a need-to-know basis only; provided that the Representatives have agreed to be bound by that party's obligations under the Confidentiality Agreement, (4) not to disclose to any third party other than a party's Representatives, without the prior written consent of the other party, any of the Confidential Information, the fact that discussions or negotiations are taking place concerning a possible transaction, or any terms, conditions or the status thereof, unless in the unqualified opinion of that party's counsel, disclosure is required to be made under the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or other applicable law, (5) to immediately notify the other party of the receipt of any demand or request by subpoena, civil investigative demand, interrogatories, requests for information or other similar process to disclose any portion of the Confidential Information and the terms of such demand or request, and, if disclosure of the Confidential Information is required, to exercise its best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the Confidential Information, and
(6) to promptly destroy or return to the other party, upon request, all Confidential Information, without retaining any copy thereof. The Confidentiality Agreement shall remain in effect for five years commencing on May 10, 2000.

 Merger Agreement

   The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference, and a copy of which is filed herewith as Exhibit 2. The Merger Agreement may be examined and copies may be obtained at the places set forth in Item 1 above. Defined terms used herein and not defined herein shall have the respective meanings assigned to those terms in the Merger Agreement.

   The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days after the public announcement of the terms of the Merger Agreement. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition (as defined below under the heading "Conditions to the Offer") and certain other conditions that are described below under the heading "Conditions to the Offer." Subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") and subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to waive any condition to the Offer (other than the Minimum Condition) in whole or in part, in its sole discretion. Subject to the applicable rules and regulations of the SEC and subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that the Purchaser may not, without the prior written consent of the Company, (i) decrease the price per Share payable in the Offer,
(ii) decrease the number of Shares sought in the Offer, (iii) change the form of consideration payable in the Offer, (iv) impose conditions to the Offer in addition to those set forth below under the heading "Conditions to the Offer,"
(v) except as provided in the Merger Agreement or required by any rule, regulation, interpretation or position of the SEC applicable to the Offer, change the expiration date of the Offer, or (vi) otherwise amend or change any term or condition of the Offer in a manner materially adverse to the holders of Shares.

   The Merger Agreement also provides that, without the consent of the Company, Purchaser shall have the right to extend the Offer beyond the initial expiration date of the Offer, which shall be the twentieth business day from and after the date the Offer is commenced, in the following events: (i) from time to time, if, at the initial expiration date of the Offer (or extended expiration date of the Offer, if applicable), any of the conditions to the Offer (other than the Minimum Condition) shall not have been satisfied or waived, until such conditions are satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law; (iii) if all conditions to the Offer other than the Minimum Condition are satisfied or waived, but the Minimum Condition has not been satisfied, for one or more periods not to exceed ten (10) business days each (or an aggregate of thirty (30) business days for all such extensions); or (iv) if all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn is less than ninety percent (90%) of the then outstanding number of Shares on a diluted basis, for an aggregate period not to exceed twenty (20) business days (for all such extensions); provided that Purchaser shall accept and promptly pay for all securities tendered prior to the date of such extension, and shall otherwise meet the requirements of Rule 14d-11 under the Exchange Act in connection with each such extension. In addition, pursuant to the Merger Agreement, Parent and Purchaser agreed that Purchaser shall, from time to time, extend the Offer, if requested by the Company, if, at the initial expiration date of the Offer (or any extended date of the Offer, if applicable), all of the conditions to the Offer other than the Minimum Condition and/or the HSR Condition (as defined below under the heading "Conditions to the Offer") or the condition that no impeding governmental order exists shall have been waived or satisfied and the Minimum Condition and/or the HSR Condition or the condition that no impeding governmental order exists shall not have been satisfied, until the earlier of ten (10) business days after such expiration date (or extended expiration date of the Offer, if applicable) or September 30, 2000, in the case of the Minimum Condition, or November 30, 2000, in the case of the HSR Condition or the condition that no impeding governmental order exists, or such earlier date upon which any such condition shall not be reasonably capable of being satisfied prior to November 30, 2000. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering shareholder to withdraw such shareholder's Shares. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended. Any extension of the Offer may be effected by Purchaser giving oral or written notice of such extension to the depositary for the Offer.

   Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the Offer and the Merger Agreement, Purchaser also expressly reserves the right (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer described below under the heading "Conditions to the Offer," and (iii) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the provisions of the Merger Agreement described above, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the depositary for the Offer and by making public announcement thereof.

   The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the DGCL, Purchaser will be merged with and into the Company. As a result of the Merger, the Company will continue as the Surviving Corporation and will become an indirect wholly owned subsidiary of Parent, and the separate corporate existence of Purchaser will cease in accordance with the DGCL. At the Effective Time of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company, or owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or of the Company and any Shares which are held by shareholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with the
DGCL) shall be canceled and converted automatically into the right to receive $38.50 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration").

   Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.

   The Merger Agreement provides that the directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation, and that the officers of the Company as of the Effective Time will be the initial officers of the Surviving Corporation. Subject to the Merger Agreement, the Certificate of Incorporation and By-laws of Purchaser in effect immediately prior to the Effective Time will become the Certificate of Incorporation and By-laws of the Surviving Corporation.

   Shareholders' Meeting. Pursuant to the Merger Agreement, the Company, acting through the Wesley Jessen Board, shall, if required by applicable law to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following the date on which Purchaser completes the purchase of Shares pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement (the "Shareholders' Meeting"). If Purchaser acquires at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

   Proxy Statement. The Merger Agreement provides that the Company, acting through the Wesley Jessen Board, shall, if required by applicable law to consummate the Merger, prepare and file with the SEC a preliminary proxy or information statement (the "Proxy Statement") relating to the Merger Agreement and the Merger and shall use its reasonable best efforts to cause a definitive Proxy Statement to be mailed to its shareholders at the earliest practicable time following the expiration or termination of the Offer. The Company, subject to its fiduciary duties under applicable law, has agreed to include in the Proxy Statement the recommendation of the Wesley Jessen Board that shareholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the Merger. Parent and Purchaser and any of their respective subsidiaries have agreed to vote, or cause to be voted, all Shares owned by them in favor of the Merger Agreement and the Merger. The Merger Agreement provides that, in the event Parent, Purchaser, or any other subsidiary of Parent shall acquire at least 90% of the outstanding Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to be effective, as soon as practicable after such acquisition, without the Shareholders' Meeting.

   Conduct of Business by the Company Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the earlier of the termination of the Merger Agreement or the completion date of the Offer, unless Parent shall otherwise agree in writing (and except as set forth in Section 5.1 of the Company Disclosure Letter or as contemplated in the Merger Agreement), the Company shall conduct its business and shall cause the businesses of its subsidiaries to be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use reasonable commercial efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations. The Merger Agreement provides that, by way of amplification and not limitation, except as contemplated by the Merger Agreement, or as required by applicable law or rule of any stock exchange or over-the-counter market, neither the Company nor any of its subsidiaries shall, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the completion date of the Offer and except as set forth in Section 5.1 of the Company Disclosure Letter, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent: (a) amend or otherwise change its Restated Certificate or By-laws, or amend the Rights Agreement or reduce the rights issued thereunder; (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in the Company, any of its subsidiaries or affiliates (except for the issuance of Shares issuable pursuant to Company Stock Options (as defined in the Merger Agreement) under the Company Stock Option Plans (as defined below), which options are outstanding on the date of the Merger Agreement; provided that the occurrence of a separation of the Rights under the Rights Agreement, and the related issuance of Shares to the Company's shareholders thereunder shall not be deemed a breach of the Merger Agreement to the extent that (i) the occurrence of such separation occurred as a result of an unsolicited acquisition of Shares by a third party, and (ii) such acquisition did not occur as a result of the Company breaching the non-solicitation covenant under the Merger Agreement described below under the heading "No Solicitation of Transactions"); (c) sell, pledge, dispose of or encumber any assets of the Company or any of its subsidiaries (except for (i) sales of inventory in the ordinary course of business and in a manner consistent with past practice, and (ii) dispositions of obsolete or worthless assets); (d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary of the Company may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) except as required by the terms of any security as in effect on the date of the Merger Agreement or as expressly permitted thereunder, amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, Shares, or any option, warrant or right, directly or indirectly, to acquire any such securities, or propose to do any of the foregoing, or (iv) commence any claim, suit or other action or settle, pay or discharge any claim, suit or other action brought or threatened against the Company, other than any claim, suit or action with respect to or arising out of the ordinary course of business which is not material to the Company considered as a whole; (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, (ii) incur any indebtedness for borrowed money, except in the ordinary course of business, or issue any debt securities or assume, guarantee (other than guarantees of the Company's subsidiaries entered into in the ordinary course of business) or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice, (iii) commit to make any capital expenditures or purchases of fixed assets, except in the ordinary course of business consistent with past practice, or (iv) enter into any lease agreement, other than in the ordinary course of business consistent with past practice; (f) increase the compensation or severance payable or to become payable to its directors, officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries (who are not directors or executive officers of the Company) in accordance with past practices, or grant any severance or termination pay (except payments required to be made under obligations existing on the date of the Merger Agreement that are disclosed to Parent and Purchaser in accordance with the terms of such obligations) to, or enter into any employment or severance agreement with, any employee of the Company or any of its subsidiaries, except for agreements with new employees entered into in the ordinary course of business and providing for annual base and bonus compensation not to exceed $150,000, or establish, adopt, enter into or amend any collective bargaining agreement, any of the Company's benefit plans, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except, in each case, as may be required by law or as would not result in a material increase in the cost of maintaining such collective bargaining agreement, benefit plan, trust, fund, policy or arrangement; (g) take any action to change material accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except as required by a change in GAAP or the SEC's position occurring after the date of the Merger Agreement; (h) except in the ordinary course of business, make any tax election or settle or compromise any material United States federal, state, local or non-United States tax liability; (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements contained in the Company's reports or incurred in the ordinary course of business and consistent with past practice; (j) enter into any contract or agreement which is material to the Company, other than in the ordinary course of business and consistent with past practices, or amend, modify or consent to the termination of any material contract other than in the ordinary course of business and consistent with past practices; or (k) take, or agree in writing or otherwise to take, any of the foregoing actions or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants under the Merger Agreement.

   Wesley Jessen Board Representation. The Merger Agreement provides that, promptly following the purchase of, and payment for, a number of Shares that satisfies the Minimum Condition, and from time to time thereafter, Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Wesley Jessen Board that equals the product of the total number of directors on the Wesley Jessen Board (giving effect to the election of any additional directors pursuant to this sentence), and the percentage that the number of Shares beneficially owned by Parent or Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall take all action within its power to cause Purchaser's designees to be elected or appointed to the Wesley Jessen Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. The Merger Agreement also provides that, at such time, the Company shall use its best efforts to cause individual directors designated by Purchaser to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Wesley Jessen Board, other than any such committee of such Wesley Jessen Board established to take action under the Merger Agreement, and (ii) each board of directors of each subsidiary of the Company, and each committee thereof, that represents the same percentage as such individuals represent on the Wesley Jessen Board. Notwithstanding the foregoing, in the event that Purchaser's designees are to be appointed or elected to the Wesley Jessen Board, until the Effective Time, such board of directors shall have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company.

   The Merger Agreement provides that, following the election or appointment of Purchaser's designees, in accordance with the immediately preceding paragraph and prior to the Effective Time, the approval of those directors of the Company who were directors on the date of the Merger Agreement and who are not officers of the Company shall be required to authorize any termination of the Merger Agreement by the Company, any amendment thereto requiring action by the Company's board of directors, any amendment of the Restated Certificate or By-laws of the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company and any material transaction with Parent, Purchaser or any of their affiliates.

   Access to Information. Pursuant to the Merger Agreement, the Company shall, and shall cause its subsidiaries to, afford to the officers, employees, accountants, counsel, financing sources and other representatives of Parent reasonable access during normal business hours to its properties, books, contracts, commitments and records; shall furnish to Parent all information concerning its business, properties and personnel as Parent may reasonably request or has reasonably requested; and make available during normal business hours to the officers, employees, accountants, counsel, financing sources and other representatives of Parent the appropriate individuals for discussion of the Company's business, properties, prospects and personnel as Parent may reasonably request and Parent has agreed to keep such information confidential, in accordance with the terms of the Confidentiality Agreement described above.

   No Solicitation of Transactions. The Company has agreed that it shall not, directly or indirectly, or through any officer, director, employee, representative or agent of the Company or any of its subsidiaries, and shall not permit any such officer, director, employee, representative or agent to, solicit or encourage the initiation of any inquiries or proposals regarding, or participate in negotiations or discussions concerning, any merger, sale of assets, sale of shares of capital stock or similar transactions involving the Company or any subsidiaries of the Company that if consummated would constitute an Alternative Transaction (as defined below) (any of the foregoing inquiries or proposals being referred to as an "Acquisition Proposal"). The Company may furnish information in response to unsolicited requests by, and participate in discussions and negotiations with, third parties in connection with any such transaction or Acquisition Proposal only if such person has submitted a bona fide written proposal which the Wesley Jessen Board reasonably determines is likely to lead to a Superior Proposal (as defined below) not solicited in violation of the Merger Agreement and has executed a confidentiality agreement with the Company, provided that such actions occur prior to the consummation of the Offer and the Wesley Jessen Board determines in good faith (based on the advice of its financial advisor and counsel) that the failure to take such actions would be inconsistent with its fiduciary duties.

   The Company has agreed to immediately cease any discussions or negotiations with any person, entity or group concerning any such transaction or any Acquisition Proposal that were continuing as of the date of the Merger Agreement. The Company has also agreed to notify Parent promptly orally and in writing upon receipt of any Acquisition Proposal, or any modification or amendment thereto, or any request for non-public information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Wesley Jessen Board or such subsidiary that it is considering making, or has made, an Acquisition Proposal.

   The Company has also agreed that neither the Company nor the Wesley Jessen Board shall withdraw or modify in a manner adverse to Parent or Purchaser, or propose to withdraw or modify in a manner adverse to Parent or Purchaser, or fail at Parent's request to reaffirm, the approval by the Wesley Jessen Board of the Merger Agreement, the Offer or the Merger or the favorable recommendation of the Wesley Jessen Board with respect thereto. Notwithstanding the foregoing, in the event that, after the Company has received a bona fide written Acquisition Proposal not solicited in violation of the Merger Agreement, the Wesley Jessen Board determines (based on the advice of its counsel), prior to the consummation of the Offer, that the failure to take such actions would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law, the Wesley Jessen Board may withdraw or modify its approval or recommendation of the Merger Agreement, the Offer or the Merger or approve or recommend such an Acquisition Proposal that is a Superior Proposal, provided, however, that in no event may the Wesley Jessen Board take either such action earlier than the second full business day following Parent's receipt of written notice of the intention of the Wesley Jessen Board to do so.

   The Company and the Wesley Jessen Board shall not (i) redeem the Rights under the Rights Agreement, or waive or amend any provision of the Rights Agreement, in any such case to permit or facilitate the consummation of any Acquisition Proposal or Alternative Transaction, or (ii) enter into any agreement with respect to, or otherwise approve or recommend to shareholders, or publicly propose to approve or recommend, any Acquisition Proposal or Alternative Transaction, unless the Merger Agreement has been terminated in accordance with its terms.

   "Alternative Transaction" means any of (i) a transaction pursuant to which any person (or group of persons) other than Parent or its affiliates (a "Third Party") acquires or would acquire more than 30% of the outstanding shares of any class of equity securities of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 30% of the outstanding equity securities of the Company or the entity surviving such merger or business combination, (iii) any transaction pursuant to which any Third Party acquires or would acquire control of assets of the Company or any of its subsidiaries having a fair market value equal to more than 30% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any of its subsidiaries that are "significant" under Regulation S-X at a level of 30% or more, other than the transactions contemplated by the Merger Agreement (the "Transactions"); provided, however, that the term "Alternative Transaction" shall not include any acquisition of securities by a broker dealer in connection with a bona fide public offering of such securities.

   "Superior Proposal" means any written proposal made by a third person to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of the Company entitled to vote generally in the election of directors or all or substantially all the assets of the Company, if, and only if, the Wesley Jessen Board reasonably determines
(i) that the proposed transaction would be more favorable from a financial point of view to its shareholders than the Offer and the Merger and the Transactions, taking into account, at the time of determination, any changes to the terms of the Merger Agreement which, as of that time, had been proposed by Parent, and (ii) that the person or entity making such Acquisition Proposal is capable of consummating such Acquisition Proposal.

   The Company has agreed not to release any Third Party from confidentiality provisions of any agreement to which the Company is a party.

   Employee Stock Options and Other Employee Benefits. The Merger Agreement also provides that, prior to the Expiration Date, the Company will take all actions necessary and appropriate to provide that, upon the Effective Time, each outstanding Company Stock Option granted under any of the Company's 1995 Stock Purchase and Option Plan, 1996 Stock Option Plan, Stock Incentive Plan and Non-Employee Director Stock

Option Plan (collectively, the "Company Stock Option Plans") or under any other plan or arrangement, each outstanding warrant and option to purchase shares, whether or not then exercisable or vested, and each right to purchase Shares under the Company's Employee Stock Discount Purchase Plan and the International Employee Discount Purchase Plan (collectively, the "Company Purchase Plans"), shall be cancelled and, in exchange therefor, each holder of such Company Stock Option, warrant, option or right to purchase shall receive an amount in cash in respect thereof, if any, equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price thereof and (ii) the number of shares subject thereto (such payment to be net of applicable withholding taxes).

   The Company shall use its reasonable best efforts to obtain all necessary waivers, consents or releases from holders of Company Stock Options, other options, warrants and rights to purchase Shares and shall take any such action as may be reasonably necessary to give effect to, and to accomplish the above transactions involving Company Stock Options.

   Effective as of the Effective Time and for a one-year period thereafter, Parent agreed to provide, or cause the Surviving Corporation and its subsidiaries to provide, those persons who, immediately prior to the Effective Time, were employees of the Company and its subsidiaries and who continue in such employment ("Continuing Employees") with benefits and compensation that are substantially comparable, in the aggregate, to the compensation and benefits provided to such employees as of the date of the Merger Agreement; provided that Parent or the Surviving Corporation may terminate the employment of any such Continuing Employees in accordance with applicable laws and contractual rights, if any, of such Continuing Employees. Except with respect to accruals under any defined benefit pension plan, Parent will, or will cause the Surviving Corporation and its subsidiaries to, give Continuing Employees full credit for purposes of eligibility, vesting and determination of the level of benefits under any employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any of their subsidiaries for such Continuing Employees' service with the Company or any subsidiary of the Company, to the same extent recognized by the Company for similar purposes immediately prior to the Effective Time.

   Directors' and Officers' Indemnification and Insurance. The Merger Agreement further provides that the Certificate of Incorporation and By-laws of the Surviving Corporation shall contain provisions with respect to indemnification substantially to the same effect as those set forth in the Restated Certificate and By-laws of the Company on the date of the Merger Agreement, which provisions shall not be amended, modified or otherwise repealed for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees, or agents of the Company, unless such modification shall be required by law.

   The Merger Agreement provides that Parent shall cause the Surviving Corporation, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or By-laws, to indemnify and hold harmless each present and former director, officer or employee of the Company or any of its subsidiaries against the costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the Transactions or
(y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the Company's Restated Certificate or By-laws or any applicable contract or agreement as in effect on the date of the Merger Agreement, in each case for a period of six years after the date of the Merger Agreement.

   The Merger Agreement also provides that Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company's current directors and officers with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of twice the annual premium currently paid by the Company for such insurance, but in such case shall purchase as much such coverage as possible for such amount.

   Consents; Approvals; Reasonable Best Efforts. The Merger Agreement provides that, subject to its terms and conditions, Parent and the Company shall (i) promptly make all filings necessary in connection with their respective Necessary Consents (defined as consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to the HSR Act, state securities or "blue sky" laws, the Securities Act, the Exchange Act, the DGCL with respect to the filing of the Certificate of Merger and the rules and regulations of the Nasdaq, antitrust or other competition laws of other jurisdictions) and (ii) use reasonable best efforts to cooperate with one another in (y) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any third party or other governmental entity in connection with the execution and delivery of the Merger Agreement and the consummation of the Transactions and (z) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, including such party's Necessary Consents. The parties shall cooperate with one another in connection with the making of all such filings, including providing copies of all such documents to the non-filing or non-submitting party and its advisors prior to filing or otherwise submitting. Without limiting the generality of the foregoing, Parent and Purchaser agree to (i) promptly effect all necessary registrations and filings, including, but not limited to, filings and submissions of information under the HSR Act, and applicable foreign laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or limitation of competition (collectively, "Antitrust Laws"), and (ii) use reasonable best efforts to promptly take, or cause their affiliates to take, if required by the Federal Trade Commission (the "FTC") or its staff, the Assistant Attorney General in charge of the Antitrust Division and his staff, or any state attorney general or its staff, or any comparable person under applicable foreign Antitrust Laws, in each case in order to consummate the Transactions, all commercially reasonable actions and things to secure federal, state and applicable foreign antitrust clearance. The existence of the conditions set forth in clause (b) described below under the heading "Conditions to the Merger" and in clauses (a) and (b) described below under the heading "Conditions to the Offer" will not limit or diminish Parent's obligations pursuant to the foregoing sentence or relieve Parent of any liability or damages that may result from its breach of its obligations under such sentence. In connection with the foregoing, the Company will cooperate with and assist Parent, and, with respect to matters that are within its power or control will use its reasonable best efforts to promptly (x) take, or cause to be taken, all actions and to do, or cause to be done, all commercially reasonable things necessary, proper or advisable under applicable Antitrust Laws to consummate the Transactions as soon as practicable, including, without limitation, preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (y) obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party that are necessary, proper or advisable to consummate the Merger and the other Transactions. Subject to applicable laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to their respective subsidiaries that appears in any filing made with, or written materials submitted to, any third party and/or any governmental entity in connection with the Merger and the other Transactions.

   Other Cooperation and Further Assurances. Parent, Purchaser and the Company have also agreed that if required by applicable law, as soon as practicable following consummation of the Offer, Parent and the Company shall together, or pursuant to any reasonable allocation of responsibility between them, cooperate with one another in taking all commercially reasonable efforts in order to lift any injunctions or remove any other impediment to the consummation of the Transactions. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each of the parties to the Merger Agreement shall take all such necessary action.

   Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, litigation, employee benefit matters, labor matters, intellectual property, environmental matters, taxes, amendments to the Rights Agreement, material contracts and brokers.

   Conditions to the Offer. The Offer is conditioned upon, among other things,
(i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that shall constitute 51% of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants, or rights) (the "Minimum Condition") and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or been terminated, prior to the expiration of the Offer (the "HSR Condition").

   Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of or the payment for any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer if (i) the Minimum Condition has not been satisfied or (ii) at any time on or after the date of the Merger Agreement and before the Expiration Date, any of the following conditions exists:

     (a) there shall be in effect an injunction or other order, decree, judgment or ruling by a governmental entity of competent jurisdiction or a law, rule or regulation shall have been promulgated, or enacted by a governmental entity of competent jurisdiction which in any such case (i) restrains or prohibits the making or consummation of the Offer or the consummation of the Merger, or (ii) prohibits or restricts the ownership by Parent (or any of its affiliates or subsidiaries) of any material portion of the Company's business or assets or which would substantially deprive Parent and/or its affiliates or subsidiaries of the benefit of ownership of the Company's business or assets, or (iii) imposes material limitations on the ability of Purchaser or Parent effectively to acquire the Shares; or

     (b) any applicable waiting period under all necessary registration and filings, including, but not limited to, filings and submissions of information, under the HSR Act and applicable foreign laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or limitation of competition, shall not have expired or been terminated; or

     (c) the Merger Agreement shall have been terminated by the Company or Parent in accordance with its terms; or

     (d) Parent and the Company shall have agreed in writing that Purchaser shall amend the Offer to terminate the Offer or postpone the payment for Shares pursuant thereto; or

     (e) the representations and warranties of the Company set forth in the Merger Agreement shall not have been true and accurate as of the date made (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period) (in each case without, for this purpose, giving effect to qualifications or limitations as to materiality or the absence of a Material Adverse Effect on the Company contained in such representations and warranties), except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, or the Company shall have breached or failed to perform or comply in any material respect with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it; provided, however, that such breach or failure to perform is incapable of being cured or has not been cured prior to the initial expiration date of the Offer (or such later date upon which the Offer shall expire); or

     (f) the Wesley Jessen Board shall have modified or amended its recommendation of the Offer in any manner adverse to Parent, or shall have withdrawn its recommendation of the Offer, or shall have recommended acceptance of any Acquisition Proposal, or shall have resolved to do any of the foregoing;

which, in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

   The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances giving rise to any such condition, and, except for the Minimum Condition and otherwise subject to the terms of the Merger Agreement, may be waived by Parent and Purchaser, in whole or in part, any time and from time to time, in the sole discretion of Parent and Purchaser.

   The determination as to whether any condition has been satisfied shall be deemed a continuing right which may be asserted by Parent and Purchaser at any time and from time to time. Notwithstanding the fact that Parent and Purchaser reserve the right to assert the failure of a condition following acceptance for payment but prior to payment in order to delay payment or cancel their obligation to pay for properly tendered Shares, Parent and Purchaser will either promptly pay for such Shares or promptly return such Shares.

   Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment pursuant thereto shall forthwith be returned to the tendering shareholders.

   Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions: (a) the Offer Completion Date shall have occurred, which is the date on which Purchaser completes the purchase of Shares pursuant to the Offer; (b) if required by applicable law, the Merger Agreement shall have been adopted at or prior to the Effective Time by the requisite vote of the shareholders of the Company in accordance with the DGCL; and (c) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other governmental entity which prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time. The Company and Parent shall use reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time.

   Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company; or (b) by either Parent or the Company if the initial consummation of the Offer shall not have occurred on or prior to September 30, 2000, provided, however, that either party may, by written notice to the other party delivered on or prior to September 30, 2000, extend such date until November 30, 2000, if the failure to consummate the Offer on or prior to September 30, 2000 shall have resulted from the failure of the conditions described above in clause (a) under the heading "Conditions to the Offer" and/or clause (b) under the heading "Conditions to the Offer," and provided further that the right to terminate the Merger Agreement pursuant to this clause (b) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated on or prior to such date; or (c) by either Parent or the Company if, as the result of the failure of the Minimum Condition or any of the other conditions described above under the heading "Conditions to the Offer," the Offer shall have terminated or expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer; or (d) by either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger; provided that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to remove or lift such order, decree or ruling; or (e) by Parent, if, whether or not permitted to do so by the Merger Agreement, the Wesley Jessen Board or the Company shall, prior to the Offer Completion Date, (x) (i) withdraw, modify or change its approval or recommendation of the Offer, the Merger Agreement or the Merger in a manner adverse to Parent; (ii) approve or recommend to the shareholders of the Company an Acquisition Proposal or Alternative Transaction; or (iii) approve or recommend that the shareholders of the Company tender their shares in any tender or exchange offer that is an Alternative Transaction or (y) take any public position or make any disclosures to the Company's shareholders, whether or not permitted by the non-solicitation covenant described above under the heading "No Solicitation of Transactions," which has the effect of any of the foregoing; or (f) by Parent or the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company or Parent, respectively, set forth in the Merger Agreement; provided that, except for any breach of the Company's obligations under the non-solicitation covenant described above under the heading "No Solicitation of Transactions," if such breach is curable prior to the initial expiration date of the Offer (or any extension thereof) by the Company or Parent, as the case may be, through the exercise of its reasonable best efforts and for so long as the Company or Parent, as the case may be, continues to exercise such reasonable best efforts, neither Parent nor the Company, respectively, may terminate the Merger Agreement under this clause (f) until such date; or (g) by the Company, in order to accept a Superior Proposal; provided that (A) the Offer shall not theretofore have been consummated (or, if the Offer is consummated and extended, initially consummated); (B) the Wesley Jessen Board determines (based on the advice of counsel) that the failure to take such actions would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law; (C) the Company has given Parent two full business days' advance notice of the Company's intention to accept such Superior Proposal; (D) the Company shall have the paid the Fee and the Expense Reimbursement described below under the heading "Fees and Expenses;" and (E) the Company shall have complied in all respects with the non-solicitation covenant described above under the heading "No Solicitation of Transactions."

   Notwithstanding the foregoing, the right to terminate the Merger Agreement pursuant to clauses (e) and (f) above shall not be available to Parent if Purchaser or any other affiliate of Parent shall have acquired Shares pursuant to the Offer.

   Effect of Termination. In the event of the termination of the Merger Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision thereof pursuant to which such termination is made, and the Merger Agreement shall forthwith become void and there shall be no liability on the part of any party thereto or any of its affiliates, directors, officers or shareholders except for any obligation of the Company or Parent set forth below under the heading "Fees and Expenses." Notwithstanding the foregoing, nothing in the Merger Agreement shall relieve the Company or Parent from liability for any willful breach thereof (it being understood that the provisions described below under the heading "Fees and Expenses" do not constitute a sole or exclusive remedy for such willful breach).

   Fees and Expenses. The Merger Agreement provides that except as provided in this paragraph, all fees and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated. The Company shall pay Parent a fee of $30,000,000 (the "Fee") and shall also pay Parent up to $1,000,000 to reimburse Parent for its itemized out-of-pocket expenses in connection with the Transactions (the "Expense Reimbursement") upon the first to occur of any of the following events: (1) the termination of the Merger Agreement by Parent pursuant to the provisions described above in clause (e) or (f) under the heading "Termination;" or (2) the termination of the Merger Agreement by the Company pursuant to the provisions described above in clause
(g) under the heading "Termination." Parent shall reimburse the Company for the fee of $25,000,000 paid to Ocular Sciences, Inc. ("Ocular") in connection with the termination of the Ocular Merger Agreement, dated as of March 19, 2000 (the "Ocular Merger Agreement"), among the Company, OSI Acquisition Corp. and Ocular (the "Parent Expense Reimbursement") upon the termination of the Merger Agreement (i) by either Parent or the Company pursuant to the provisions described above in clause (b), (c) or (d) under the heading "Termination," if the failure to consummate the Offer is the result of the failure of the conditions set forth in any of clauses (a) or (b) described above under the heading "Conditions to the Offer" to be satisfied, or (ii) by the Company pursuant to the provision described above in clause (f) under the heading "Termination;" provided, however, that if within twelve months of termination of the Merger Agreement pursuant to clause (i) of this sentence, an Alternative Transaction is consummated, the Company shall pay to Parent, not later than two days after the date such

Alternative Transaction is consummated, an amount equal to $25,000,000, previously reimbursed to the Company by Parent pursuant to the provisions of the Merger Agreement. The Fee and the Expense Reimbursement and the Parent Expense Reimbursement shall be paid by wire transfer of same day funds to an account designated by Parent or the Company, as applicable, within two business days after a demand for payment following (i) in the case of the Fee and the Expense Reimbursement, the first to occur of any of the events described above in the second sentence of this paragraph; provided that, in the event of a termination of the Merger Agreement pursuant to the provision described above in clause (g) under the heading "Termination," the Fee and the Expense Reimbursement shall be paid as therein provided as a condition to the effectiveness of such termination and (ii) in the case of the Parent Expense Reimbursement, the first to occur of any of the events described above in the third sentence of this paragraph. The agreements regarding the Fee and Expense Reimbursement are an integral part of the Transactions and do not constitute a penalty.

Item 4. The Solicitation or Recommendation.

 Recommendation of the Wesley Jessen Board

   The Wesley Jessen Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of Shares, has approved and adopted the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

 Background

   In the early fall of 1999, the Company was approached by Ocular regarding the potential merger of Ocular with the Company.

   Also during 1999, and continuing into 2000, and similar to 1996, 1997 and 1998, executive officers of the Company continued to have discussions with Bausch & Lomb Incorporated ("Bausch & Lomb") regarding various possible business relationships.

   On March 19, 2000, the Company and Ocular signed the Ocular Merger Agreement, whereby the Company agreed to issue approximately 16.9 million shares of its Common Stock to Ocular shareholders who will receive .721 shares of the Company's Common Stock for each share of Ocular stock held.

   On March 20, 2000, the Company and Ocular announced that the two companies had signed the Ocular Merger Agreement.

   On March 23, 2000, Bausch & Lomb publicly released a letter to Mr. Ryan stating that Bausch & Lomb would offer to acquire the Company in a cash transaction for $34 per share, and offering to meet with Mr. Ryan and the Company's advisors to finalize a definitive agreement between the two companies.

   On Monday, March 27, 2000, the last day on which nominees for election to the Wesley Jessen Board in 2000 could be put forward in accordance with the Company's By-laws, Bausch & Lomb delivered a notice to the Company of its intent to nominate three independent directors, William Balderston III, Joseph
P. Clayton and Charles I. Plosser, for election to the three positions on the Wesley Jessen Board to be filled at the Wesley Jessen 2000 Annual Meeting of Shareholders. On the same date, Cede & Co., the record holder of 100 shares beneficially owned by Bausch & Lomb, at the request of Bausch & Lomb, delivered a similar notice to the Company. Bausch & Lomb issued a press release describing the foregoing.

   On Thursday, March 30, 2000, the Wesley Jessen Board met and unanimously rejected Bausch & Lomb's unsolicited proposal to acquire the Company for $34 per share in cash. The Wesley Jessen Board determined that the Bausch & Lomb proposal was not superior to the merger of Ocular with the Company. The Company issued a press release which described the Wesley Jessen Board's determination.

   On Friday, March 31, 2000, Bausch & Lomb released a press release announcing its intention to commence a tender offer on Monday, April 3, 2000 for all of the outstanding shares of the Company at a price of $34 per share in cash. On Monday, April 3, 2000, Bausch & Lomb commenced a tender offer to purchase all outstanding Shares at a purchase price of $34 per share, net to the seller in cash (the "Bausch & Lomb Offer").

   Also on April 3, 2000, Bausch & Lomb commenced litigation against the Company, the Wesley Jessen Board and Ocular in the Court of Chancery of the State of Delaware, where both the Company and Ocular are incorporated. Bausch & Lomb's complaint states that the Ocular Merger Agreement was entered into in breach of the Wesley Jessen Board's fiduciary duties to act on a fully informed basis and to advance the best interests of the Company's shareholders. The complaint seeks injunctive relief against the Ocular Merger Agreement, seeks to require the Wesley Jessen Board to redeem the Rights to permit shareholders to accept the Bausch & Lomb Offer and requests a declaration that any break-up fee Ocular receives will be held by it as a constructive trustee.

   The Company's Board met on April 7, 2000, and, after careful consideration, unanimously determined that the Bausch & Lomb Offer was inadequate, was not in the best interests of the Company and its shareholders and did not adequately reflect the value or prospects of the Company. Nevertheless, the Wesley Jessen Board concluded that there was a reasonable likelihood that Bausch & Lomb's proposal could result in a Superior Proposal (as defined in the Ocular Merger Agreement) and, therefore, instructed the management of the Company and its advisors to undertake a process whereby they would commence discussions with Bausch & Lomb with the objective of eliciting Bausch & Lomb's best proposal. Bausch & Lomb was thereafter permitted to conduct due diligence on the Company.

   During the first week of May, 2000, a representative of Lehman Brothers, financial advisor to Parent telephoned a representative of Bear, Stearns & Co. Inc. ("Bear Stearns") financial advisor to the Company, to discuss a potential transaction. Ocular waived the nonsolicitation provisions under the Ocular Merger Agreement to permit further discussions.

   On May 8, 2000, Bausch & Lomb announced that it would amend its offer and that it would offer to buy all outstanding shares of the Company's Common Stock, including the associated Rights, at $35.55 per share in cash. Bausch & Lomb's amended offer was to expire at 6:00 p.m., Eastern time, on Wednesday, May 31, 2000, unless further extended. Bausch and Lomb further stated in its May 8, 2000 letter to the Company that the $35.55 was Bausch & Lomb's "best and final" offer and that if by May 31, 2000, the Company has not entered into negotiations with Bausch & Lomb, or if less than a majority of the Shares were tendered, Bausch & Lomb intended to let its offer expire on that date. Bausch & Lomb filed its amendment to the Bausch & Lomb Offer on May 9, 2000.

   On May 10, 2000, Dr. Glen Bradley, Chief Executive Officer of CIBA Vision, and representatives of Parent's financial advisor met with Messrs. Ryan and Kelley and a representative of the Company's financial advisor to discuss a potential transaction. On the same day, CIBA Vision and the Company entered into the Confidentiality Agreement.

   During the period from May 10 through May 24, 2000, representatives of CIBA Vision and the financial, legal and accounting advisers to Parent and CIBA Vision conducted a due diligence review of the Company and attended presentations made by the management of the Company. In addition, during this period representatives of CIBA Vision also visited certain facilities of the Company.

   Also during May, the Company and Ocular continued to have discussions regarding the possibility of a restructured strategic business combination.

   The Wesley Jessen Board met on May 18, 2000, and, after careful consideration of the possible alternative transactions with other parties available to the Company and the status of the discussions regarding such transactions, unanimously recommended that the Company's shareholders not tender their Shares at that time into the amended Bausch & Lomb Offer.

   On May 24, 2000, Parent's financial advisers telephoned the Company's financial advisers to inform them that Parent was prepared to make a proposal to acquire all of the outstanding Shares for a price of $38.00 per Share, subject to satisfactory agreement between Parent and the Company on other aspects of the proposed transaction, including the terms of a draft merger agreement. Following a meeting of the Wesley Jessen Board, the Company informed Parent that it was unwilling to commence negotiations at that price on an exclusive basis. On May 24, 2000 and May 25, 2000, the financial advisers continued discussions regarding the proposed acquisition of the Company by Parent, including the proposed purchase price. On May 25, 2000, Parent's financial advisers informed the Company's financial advisers that Parent was prepared to make a proposal to acquire all of the outstanding Shares for a price of $38.50 per Share. In the evening of May 25, 2000, following a meeting of the Wesley Jessen Board, the Company's financial advisers informed Parent's financial advisers, on behalf of the Board, that the Company would consider the proposed acquisition by Parent at the price of $38.50 per Share, subject to satisfactory negotiation of the terms of the draft merger agreement. During the period from May 25, 2000 through May 29, 2000, representatives of Parent, CIBA Vision and the Company and their respective legal and financial advisers negotiated the terms of the Merger Agreement.

   On Monday, May 29, 2000, the Wesley Jessen Board met to review the terms of the proposed Merger Agreement and the other options available to the Company, including Bausch & Lomb's final offer, and, following Bear Stearns' oral delivery of its opinion and after careful consideration, unanimously recommended that Wesley Jessen shareholders accept the Offer and tender their Shares.

   The Merger Agreement was finalized and executed, and a joint press release announcing the proposed Offer and the Merger was issued, on May 30, 2000. In addition, on May 30, 2000, the Company terminated the Ocular Merger Agreement and paid the $25,000,000 termination fee with respect thereto.

   Also on May 30, 2000, following the issuance of the joint press release, Bausch & Lomb announced that it would withdraw its amended offer.

   On June 6, 2000, Parent and Purchaser commenced the Offer.

 Factors Considered

   In approving the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, approve the Merger and approve and adopt the Merger Agreement, the Wesley Jessen Board considered a number of factors including, but not limited to, the following:

  1. The historical market prices, price to earnings ratios, EBITDA multiples, recent trading activity and trading range of the Shares, including the fact that the Offer Price represents (i) a premium of approximately 8.3% over Bausch & Lomb's $35.55 per Share offer, (ii) a premium of approximately 54.8% over the $24.875 closing price of the Shares on the Nasdaq National Market System on March 22, 2000, the last full trading day prior to the announcement that Bausch & Lomb had made a proposal to acquire the Company, and (iii) a premium of approximately 16.0% over the $33.19 closing price of the Shares on the Nasdaq National Market System on May 26, 2000, the last full trading day prior to both the meeting of the Wesley Jessen Board to approve the Merger Agreement and the public announcement of the execution of the Merger Agreement.

  2. The disruptive and adverse effects on the Company's business caused by the Bausch & Lomb Offer and the uncertainty of the Company continuing as an independent entity.

  3. The need to bring the Company's review of strategic alternatives to a prompt conclusion, taking into effect the pendency of the Bausch & Lomb Offer.

  4. The fairness opinion of Bear Stearns rendered at the meeting of the Wesley Jessen Board held on May 29, 2000 as well as the valuation analysis performed by Bear Stearns and presented at the Wesley Jessen Board meeting. The full text of the written opinion, dated as of May 29, 2000, of Bear Stearns, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached to this Schedule 14D-9 and is filed as Exhibit 4 hereto and is incorporated herein by reference. Holders of Shares are urged to read such opinion carefully in its entirety.

  5. The history of the Company's negotiations with Parent relating to the terms of the Merger Agreement.

  6. The results of the discussions with Ocular regarding a restructured strategic business combination.

  7. The results of discussions with a potential financial buyer regarding a possible recapitalization of, or a minority investment in, the Company and the attendant uncertainty of reaching an agreement with such firm.

  8. The fact that since the Company's announcement on March 20, 2000 that it would be merging with Ocular, no other party had presented the Company with an acquisition proposal that, taken as a whole, would be both more favorable to the Company and its shareholders than the Offer and the Merger and that would be as certain to be consummated within the same time frame as the Offer and the Merger.

  9. The fact that Bausch & Lomb was given the oppurtunity to conduct full due diligence, had an opportunity to meet with the Company's management for the purpose of asking questions about the Company's business and that, afterwards, Bausch & Lomb revised its offer to acquire the Company, which offer was repeatedly declared by Bausch & Lomb to be its "best and final" offer.

  10. The current regional, national and international economic climate, including the recent decline in stock prices on the Nasdaq National Market System, on which the Company's Common Stock trades.

  11. That the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

  12. The fact that Parent's and Purchaser's obligations under the Offer are not subject to any financing condition, the representations of Parent in the Merger Agreement that it has or will have sufficient funds available to it for Purchaser to consummate the Offer and the Merger, and Parent's financial strength.

  13. The limited ability of Parent or Purchaser to terminate the Offer or the Merger Agreement.

  14. That, pursuant to the Merger Agreement, under certain circumstances, Purchaser is required to extend the Offer up to September 30, 2000, if the Minimum Condition is not met and up to November 30, 2000, if certain other conditions are not satisfied as of any expiration date.

  15. The Company has agreed that it shall not, directly or indirectly, or through any officer, director, employee, representative or agent of the Company or any of its subsidiaries, and shall not permit any such officer, director, employee, representative or agent to, solicit or encourage the initiation of any inquiries or proposals regarding, or participate in negotiations or discussions concerning, any merger, sale of assets, sale of shares of capital stock or similar transactions involving the Company or any subsidiaries of the Company that if consummated would constitute an Alternative Transaction. The Company may furnish information in response to unsolicited requests by, and participate in discussions and negotiations with, third parties in connection with any such transaction or Acquisition Proposal only if such person has submitted a bona fide written proposal which the Wesley Jessen Board reasonably determines is likely to lead to a Superior Proposal not solicited in violation of the Merger Agreement and has executed a confidentiality agreement with the Company, provided that such actions occur prior to the consummation of the Offer and the Wesley Jessen Board determines in good faith (based on the advice of its financial advisor and counsel) that the failure to take such actions would be inconsistent with its fiduciary duties.

  16. That, pursuant to the Merger Agreement, in the event that, after the Company has received a bona fide written Acquisition Proposal not solicited in violation of the Merger Agreement, the Wesley Jessen Board determines (based on the advice of its counsel), prior to the consummation of the Offer, that the failure to take such actions would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law, the Wesley Jessen Board may withdraw or modify its approval or recommendation of the Merger Agreement, the Offer or the Merger or approve or recommend such an Acquisition Proposal that is a Superior Proposal, provided, however, that in no event may the Wesley Jessen Board take either such action earlier then the second full business day following Parent's receipt of written notice of the intention of the Wesley Jessen Board to do so.

  17. The aggregate amount of the termination fee and the expense reimbursement fee, relative to other transactions, and the circumstances under which such fees would be payable to Parent pursuant to the Merger Agreement, taking into account that (i) the terms and conditions of Parent's proposal were superior to any other transaction discussed with third parties since the announcement of the Ocular merger; (iii) Bausch & Lomb's unwillingness to sufficiently increase its offer price after conducting due diligence and having had the opportunity to ask the Company's management questions about the Company's business; and (iv) the belief of the Wesley Jessen Board that the aggregate amount of the termination fee and the expense reimbursement fee, which amount to approximately $31 million, would not be likely to deter potentially interested third parties from pursuing an acquisition of the Company.

  18. The Company's payment of the $25,000,000 fee to Ocular and Parent's reimbursement obligations with respect thereto.

  19. That, pursuant to the Merger Agreement, Parent has agreed that, for a one-year period following the Effective Time, Parent will provide, or cause the Surviving Corporation and its subsidiaries and successors to provide, those persons who, immediately prior to the Effective Time, were employees of the Company or its subsidiaries and who continue in such employment following the Effective Time with benefits and compensation that are substantially comparable, in the aggregate, to the compensation and benefits provided to such employees as of May 30, 2000, the date of the Merger Agreement.

  20. The other provisions of the Merger Agreement, including the respective representations, warranties and covenants of the parties.

  21. The consents and approvals required to consummate the Offer and the Merger and the favorable prospects for receiving all such consents and approvals.

  22. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement.

  23. The business reputation and capabilities of Parent and its management and of Parent's contact lens division.

  24. That, while the Offer gives the Company's shareholders the opportunity to realize a premium over the price at which the Shares traded immediately prior to the public announcement of the execution of the Merger Agreement, the consummation of the Offer and the Merger would eliminate the opportunity for the Company's shareholders to participate in the future growth and profits of the Company.

   In light of the above factors, the Wesley Jessen Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the Company's shareholders. ACCORDINGLY, THE WESLEY JESSEN BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

   The foregoing discussion of the information and factors considered by the Wesley Jessen Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Wesley Jessen Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Wesley Jessen Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining to recommend that shareholders accept the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Wesley Jessen Board may have given differing weights to different factors. Throughout its deliberations, the Wesley Jessen Board received the advice of Bear Stearns and Skadden, Arps, Slate, Meagher & Flom LLP, who were retained to advise the Wesley Jessen Board in connection with the Offer, and Sweeney Lev & Blinkoff LLP, the Company's regular counsel.

 Intention to Tender

   To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to either (i) tender all of the Shares held of record or beneficially by them pursuant to the Offer, or (ii) vote all of the Shares held of record or beneficially by them for the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

 Bear Stearns

   Bear Stearns was retained pursuant to the terms of a letter agreement dated as of January 5, 2000 (the "Bear Stearns Letter Agreement I"), initially, to serve as the Company's financial advisor with respect to the merger of Ocular with the Company. Pursuant to the Bear Stearns Letter Agreement I, the Company has agreed to pay Bear Stearns the following compensation:

     (a) if Bear Stearns renders any opinion relating to any transaction, a cash fee of $500,000 for the first such opinion (with each additional opinion being without additional fee);

     (b) if a transaction is consummated, an additional cash fee equal to $3,100,000 (against which fee there will be credited any fees paid to Bear Stearns pursuant to clause (a) above);

     (c) if a transaction is not consummated, but the Company receives a "break-up" fee or any other payment as a result of the termination or cancellation of the Company's efforts to effect a transaction, a judgment for damages or an amount in settlement of any dispute relating to a transaction, or any payment from Ocular not otherwise described in this sub-paragraph (c), a cash fee equal to 15% of such fee, payment, judgment or amount.

   The foregoing fees will be payable upon the occurrence, during the term of the Bear Stearns Letter Agreement I or within one year of its termination, of any event specified above, or upon the occurrence of any event specified above with respect to which an agreement was executed by the Company during the term of the Bear Stearns Letter Agreement I or within one year of its termination.

   Following the commencement of the Bausch & Lomb Offer, Bear Stearns was retained pursuant to the terms of a letter agreement dated as of March 28, 2000 (the "Bear Stearns Letter Agreement II"), to serve as the Company's exclusive financial advisor with respect to the Bausch & Lomb Offer. Pursuant to the Bear Stearns Letter Agreement II, the Company has agreed to pay Bear Stearns the following compensation:

     (a) upon execution of the Bear Stearns Letter Agreement II, an initial non-refundable cash fee in the amount of $1,000,000;

     (b) upon the earlier of (i) rendering an opinion (oral or written) or
  (ii) the execution by the Company of any agreement relating to a Sale Transaction (as defined below) or recapitalization, an additional cash fee of $1,000,000;

     (c) if a Sale Transaction (other than the sale of the Company's voting securities representing less than 50% of the voting power of the then outstanding securities, in which case the fee payable to Bear Stearns shall be consistent with compensation arrangements customarily agreed to by Bear Stearns in similar circumstances) is consummated, an additional cash fee equal to 0.70% of the aggregate transaction value (against which fee there will be credited any fees paid to Bear Stearns pursuant to clauses (a) and
  (b) above);

     (d) if a recapitalization is consummated, an additional cash fee equal to 0.70% of the sum of (i) the aggregate principal amount of any debt securities exchanged by the Company with its shareholders, (ii) the aggregate value of any Shares repurchased by the Company, (iii) the aggregate value of any dividend, spin-off, split-off, or other distribution by the Company of cash, debt or Shares or other assets or property and (iv) the aggregate value of any Shares retained by the Company's shareholders in connection with the recapitalization;

     (e) in the event that the Company shall neither (i) have entered into a Sale Transaction or recapitalization prior to November 30, 2000, nor (ii) have any "Non-Approved Significant Stockholder" on November 30, 2000, an additional cash fee of $5,000,000 (against which fee there will be credited any fees paid to Bear Stearns pursuant to clauses (a) and (b) above and any amounts which become payable pursuant to the Bear Stearns Letter Agreement
  I).

   The foregoing fees will be payable upon the occurrence, during the term of the Bear Stearns Letter Agreement II or within one year of its termination, of any event specified above, or upon the occurrence of any event specified above with respect to which an agreement was executed by the Company during the term of the Bear Stearns Letter Agreement II or within one year of its termination.

   The term "Sale Transaction" in the Bear Stearns Letter Agreement II means:
(i) any merger, consolidation, reorganization, recapitalization, restructuring, leveraged buyout, business combination or other transaction pursuant to which the Company is acquired by, or combined with, a third party (other than any business combination with Ocular where the Company's shareholders continue to own a majority of the combined company), or (ii) the acquisition, directly or indirectly, by a third party, in a single transaction or series of transactions, of any assets or operations of the Company or any outstanding shares of the Company's capital stock (or securities convertible into such capital stock). The term "recapitalization" in the Bear Stearns Letter Agreement II includes (w) any extraordinary dividend or distribution paid by the Company to its shareholders, (x) a purchase by the Company of 5% or more of its Common Stock, (y) a sale or spin-off of all or substantially all of the assets of, or 5% or more of the capital stock of, any subsidiary or division of the Company, and (z) any transaction or series of transactions which has the effect of significantly altering the capitalization of the Company.

   Under the terms of each of the Bear Stearns Letter Agreements I and II, the Company has also agreed to reimburse Bear Stearns for all fees, costs and expenses (including all legal and other expenses of counsel and other consultants and advisors) and to indemnify Bear Stearns and certain related parties against certain liabilities relating to or arising out of Bear Stearns' engagement.

   Bear Stearns has provided investment banking services to the Company from time to time in the past for which it has received customary compensation.

 BT Alex. Brown Incorporated

   BT Alex. Brown Incorporated ("BT Alex. Brown") and the Company entered into a letter agreement dated as of October 5, 1998 (the "BT Letter Agreement"), under which BT Alex. Brown was to provide advisory and investment banking services with respect to the exploration of strategic alternatives that could lead to a transaction. Although BT Alex. Brown was not involved in Parent making the Offer, it is possible that BT Alex. Brown may assert that the Company would owe a fee if it concludes the Offer or the Merger. Such fee, if payable, would be 0.95% of the aggregate consideration payable to the Company or its shareholders.

 Bain Capital, Inc.

   For a description of the Advisory Agreement, which may involve a possible fee in connection with the Offer, see "Advisory Agreement" under Item 3 above.

 Sard Verbinnen

   The Company has retained Sard Verbinnen & Co. ("Sard Verbinnen") as its public relations advisor in connection with the Bausch & Lomb Offer, the Offer and related matters. The Company will pay Sard Verbinnen reasonable and customary fees for its services, reimburse it for its reasonable out-of-pocket expenses and provide customary indemnities.

   Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

   Except for 241 Shares purchased under the Wesley Jessen VisionCare, Inc. Employee Stock Discount Purchase Plan, no transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

   (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

   (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   (c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

 DGCL 203

   In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On May 29, 2000, prior to the execution of the Merger Agreement, the Wesley Jessen Board by unanimous vote of all directors present at a meeting held on such date, approved the Merger Agreement, and determined that each of the Offer and the Merger is advisable and fair to, and in the best interest of, the stockholders of the Company. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

   A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

   The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, the Company has been informed that Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered.

 DGCL 253

   Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a meeting of the Company's shareholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a meeting of the Company's shareholders will be required under the DGCL to effect the Merger.

 Section 14(f) Information Statement

   The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Wesley Jessen Board other than at a meeting of the Company's shareholders.

 Antitrust--United States

   Under the HSR Act, and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

   Pursuant to the HSR Act, Parent expects to file a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC on or about June 9, 2000. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Such waiting period may be extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, Parent and the Company have requested early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until ten days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent or the Company or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances. While the Company does not believe that the acquisition of Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

 Non-U.S. Regulatory Approvals

   Certain other countries have regulatory requirements that may be applicable to the Offer and/or the Merger. The parties are in the process of determining whether and to what extent such requirements are applicable and, if so, what impact such requirements would have on the timing of the Offer and/or the Merger.

 Appraisal Rights

   No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares will have certain rights under the DGCL to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the "fair value" of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence, the value so determined in any appraisal proceeding could be the same, more or less than the purchase price per Share in the Offer or the Merger Consideration.

   In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders,

Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

   The Company understands that Parent does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares. The Company understands that Parent intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the Merger Consideration. In this regard, stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including Bear Stearns) are not necessarily opinions as to "fair value" under Section 262.

   The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters' rights under the DGCL. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the DGCL.

   Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. The Company understands that Purchaser believes that Rule 13e-3 will not be applicable to the Merger. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

 Preferred Share Purchase Rights.

   The following description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is filed as exhibit 1.1 to the Company's registration statement on Form 8-A filed with the SEC on November 22, 1999.

   On November 16, 1999, the Wesley Jessen Board authorized the issuance of one Right for each outstanding share of Common Stock and all shares of Common Stock that become outstanding after November 26, 1999 and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights, the exchange of the Rights, and the expiration of the Rights (and, in certain cases, following the Distribution Date). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Junior Participating Preferred Stock, Series A, par value $.01 per share, of the Company (the "Preferred Shares") at a price of $180.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment.

   The Rights will be evidenced by Common Stock certificates and not by separate certificates until the earlier to occur of (i) the tenth day after a person or group other than certain "Exempt Persons" (an "Acquiring Person"), together with persons affiliated or associated with that Acquiring Person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (a "Triggering Event") and (ii) the tenth business day (subject to delay by action of the Wesley Jessen Board in certain cases) after the commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person other than an exempt person if, upon consummation of the offer, such person could acquire beneficial ownership of 15% or more of the outstanding Shares (the earlier of such dates being called the "Distribution Date").

   Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock, and the surrender for transfer of any certificate for shares of Common Stock will also constitute the transfer of the Rights associated with such shares of Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date, and those separate Right Certificates alone will evidence the Rights.

   The Rights will first become exercisable after the Distribution Date (unless sooner redeemed or exchanged). Until a Right is exercised, the holder of that Right, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The Rights will expire at the close of business on November 26, 2009 (the "Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

   In the event that a person becomes an Acquiring Person, each Right (other than Rights that are or were beneficially owned by the Acquiring Person and certain related persons and transferees, which will thereafter be void) shall thereafter be exercisable not for Preferred Shares, but for a number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that, at the time or after a person becomes an Acquiring Person, the Company is involved in a merger or other business combination in which (i) the Company is not the surviving corporation, (ii) shares of Common Stock are changed or exchanged, or (iii) 50% or more of the Company's consolidated assets or earning power are sold, then each Right (other than Rights that are or were owned by the Acquiring Person and certain related persons and transferees, which will thereafter be void) shall thereafter be exercisable for a number of shares of Common Stock of the acquiring company having a market value of two times the exercise price of the Right.

   In addition, at any time after a person has become an Acquiring Person, but before a person has acquired beneficial ownership of 50% or more of the outstanding shares of Common Stock, the Company may elect to exchange all or part of the Rights (excluding void Rights held by an Acquiring Person and certain related persons and transferees) for shares of Common Stock on a one-for-one basis.

   The Purchase Price payable, and the number and kind of securities, cash or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision or combination of, the shares of Common Stock, (ii) upon the grant to holders of the shares of Common Stock of rights, options or warrants to subscribe for shares of Common Stock or securities convertible into shares of Common Stock at less than the current market price,
(iii) upon the distribution to holders of the shares of Common Stock of securities, cash, evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings), and (iv) in connection with recapitalizations of the Company or reclassifications of the shares of Common Stock.

   No fractional Preferred Shares will be issued (other than fractions that are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu of those fractional Preferred Shares, the Company will make an adjustment in cash based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

   At any time prior to the earlier of (i) the tenth day after the public announcement that a person has become an Acquiring Person and (ii) the Expiration Date, the Wesley Jessen Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The Redemption Price will be payable in cash, shares (including fractional shares) of Common Stock or any other form of consideration deemed appropriate by the Wesley Jessen Board. Immediately upon action of the Wesley Jessen Board ordering redemption of the Rights, the ability of holders to exercise the Rights will terminate and the only rights of such holders will be to receive the Redemption Price.

   At any time prior to the public announcement that a person has become an Acquiring Person, the Wesley Jessen Board may amend or supplement the Rights Agreement without the approval of the Rights Agent or any holder of the Rights. Thereafter, the Rights Agreement may not be amended or changed in any manner that would adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of that Acquiring Person).

   The Preferred Shares purchasable upon exercise of the Rights are not redeemable. Each Preferred Share is entitled to a minimum preferential quarterly dividend payment equal to the greater of $25 per share and 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment equal to the greater of $100 per share and 1,000 times the payment made per share of Common Stock. Each Preferred Share will have 1,000 votes per share, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per share of Common Stock.

   In connection with the previously contemplated merger of Ocular with the Company, the Wesley Jessen Board approved an amendment to the Rights Agreement to exempt the option issued to Ocular from the terms and provisions of the Rights Agreement by adding Ocular to the definition of "Exempt Person" thereunder. Amendment No. 1 to the Rights Agreement, dated March 20, 2000, is filed as an exhibit to Wesley Jessen's Form 8-K/A, filed on April 7, 2000.

   On May 29, 2000, in connection with the execution and delivery of the Merger Agreement, the Wesley Jessen Board approved an amendment to the Rights Agreement to exempt Parent and Purchaser from the terms and provisions of the Rights Agreement by adding both Parent and Purchaser to the definition of "Exempt Person" thereunder. Amendment No. 2 to the Rights Agreement, dated May 30, 2000, is filed as Exhibit 5 hereto.

 Certain Litigation

   On April 3, 2000, Bausch & Lomb commenced litigation against the Company, the Wesley Jessen Board and Ocular in the Court of Chancery of the State of Delaware, where both the Company and Ocular are incorporated. Bausch & Lomb's complaint states that the Ocular Merger Agreement was entered into in breach of the Wesley Jessen Board's fiduciary duties to act on a fully informed basis and to advance the best interests of the Company's shareholders. The complaint seeks injunctive relief against the Ocular Merger Agreement, seeks to require the Wesley Jessen Board to redeem the preferred share purchase rights to permit shareholders to accept the Bausch & Lomb Offer and requests a declaration that any break-up fee Ocular receives will be held by it as a constructive trustee. The foregoing summary is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(9) to Amendment No. 1 to the SC TO/A filed by Bausch & Lomb on April 4, 2000, and incorporated herein by reference.

   On March 23 and March 24, 2000, respectively, Ari Parnes and Royla Cochran commenced separate lawsuits, on behalf of themselves and all other holders of Company Common Stock other than the defendants and their affiliates, against the Company and the Wesley Jessen Board in the Court of Chancery of the State of Delaware, where the Company is incorporated. On April 6, 2000, Mr. Parnes and Ms. Cochran filed an amended complaint which joined their separate actions. The amended complaint alleges that the Wesley Jessen Board breached their fiduciary duties of care, loyalty and good faith toward the Company's shareholders by approving the merger of Ocular with Wesley. The amended complaint seeks certification as a class action, injunctive relief against the Ocular Merger Agreement and a direction that the Wesley Jessen Board (i) give due consideration to any proposed business combination and (ii) ensure that no conflicts exist between the interests of the Company's directors and those of the Company's public shareholders or resolve any conflicts in favor of the best interests of the Company's public shareholders.

   In light of the Offer and the withdrawal of the Bausch & Lomb Offer, the motions for preliminary injunctions in each of the above cases have been withdrawn and the parties have agreed to indefinitely postpone discovery.

   Pursuant to Section 27A(b)(2)(C) of the Securities Act, the safe harbor for forward looking statements under the Private Securities Litigation Reform Act of 1995 is not applicable to a forward looking statement made in connection with a tender offer.

Item 9. Exhibits.

 Exhibit No. Description
 ----------- -----------
      1.     Letter to Shareholders from Kevin Ryan dated June 6, 2000.*

      2. Agreement and Plan of Merger, dated as of May 30, 2000, by and among the Company, Parent and Purchaser.

      3.     Confidentiality Agreement, dated as of May 10, 2000, between the
             Company and CIBA Vision Corporation, Inc., an indirect wholly owned subsidiary of Parent.

      4.     Opinion of Bear Stearns & Co., Inc., dated as of May 29, 2000.*

      5. Amendment No. 2 to Rights Agreement, made as of May 30, 2000, between the Company and American Stock Transfer & Trust Company, as rights agent.

      6.     Termination Agreement, dated as of May 30, 2000, among the
             Company, OSI Acquisition Corp. and Ocular.

      7. Joint Press Release issued by CIBA Vision Corporation, an indirect wholly owned subsidiary of Parent, and the Company on May 30, 2000.(7)

      8.     Amended and Restated Advisory Agreement, dated as of October 2,
             1996, between the Company and Bain Capital, Inc.(1)

      9. Employment Agreement, dated October 1, 1999, between the Company and Kevin J. Ryan.(2)

     10.     Employment Agreement, dated June 28, 1995, between the Company and
             Edward J. Kelley.(1)

     11.     Unsecured Promissory Note, dated as of May 7, 1997, by Kevin J.
             Ryan in favor of the Company.(3)

     12.     Amended and Restated Registration Agreement, dated as of October
             22, 1996 between the Company and the stockholders named therein.(1)

     13. Indemnification Agreement, dated as of March 4, 1997 and effective as of February 12, 1997, between Kevin J. Ryan and the Company with an attached schedule listing the other officers and directors who entered into such an agreement.(4)

     14.     Wesley-Jessen Corporation Professional Incentive Program (1996).
             (1)

     15.     Wesley Jessen VisionCare, Inc. Employee Stock Discount Purchase
             Plan.(4)

     16. Wesley Jessen VisionCare, Inc. Stock Incentive Plan, as amended.(5)

     17.     Wesley Jessen VisionCare, Inc. Non-Employee Director Stock Option
             Plan.(4)

     18.     Wesley Jessen VisionCare, Inc. Change of Control Severance
             Plan.(6)

--------
(1) Incorporated by reference to the applicable exhibit to the Company's Registration Statement on Form S-1, Registration No. 333-17353.

(2) Incorporated by reference to the applicable exhibit to the Company's Annual Report on Form 10-K for the annual period ended December 31, 1999, File No. 0-22033.

(3) Incorporated by reference to the applicable exhibit to the Company's Registration Statement on Form S-1, Registration No. 333-32493.

(4) Incorporated by reference to the applicable exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1997, File No. 0-22033.

(5) Incorporated by reference to the applicable exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 3, 1999, File No. 0-22033.

(6) Incorporated by reference to the applicable exhibit to Amendment No. 4 to the Company's Schedule 14D-9, filed May 19, 2000.

(7) Incorporated by reference to the Company's Schedule 14D-9, filed May 30,
    2000.

 * Included in the copy of the Schedule 14D-9 mailed to the Company's shareholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   /s/ Kevin J. Ryan
                                          By: _________________________________
                                             Name: Kevin J. Ryan
                                             Title: Chairman of the Board and
                                                 Chief Executive Officer

Dated: June 6, 2000

                                                                        Annex I

                        WESLEY JESSEN VISIONCARE, INC.
                            333 East Howard Avenue
                          Des Plaines, IL 60018-5903

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

   This information statement (the "Information Statement") is being mailed on or about June 6, 2000 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.01 per share (the "Shares"), of Wesley Jessen VisionCare, Inc. ("the Company"). You are receiving this Information Statement in connection with the possible election of persons designated by WJ Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Novartis AG, a Swiss corporation ("Parent"), to a majority of the seats on the Board of Directors of the Company (the "Wesley Jessen Board") other than at a meeting of the shareholders of the Company. Such election would occur pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 30, 2000, by and among the Company, Parent and Purchaser. The Merger Agreement is more fully described under Item 3 of the
Schedule 14D-9, of which this Schedule I is a part. Capitalized terms used and not defined in this Schedule I have the meanings assigned to them in the
Schedule 14D-9.

   Pursuant to the Merger Agreement, (i) Purchaser will commence a cash tender offer (the "Offer") for all Shares, including the associated preferred share purchase rights (the "Rights"), of the Company at a price of $38.50 per Share, net to the seller in cash, without interest, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become an indirect, wholly owned subsidiary of Parent. Hereinafter, references to Shares shall include the associated Rights.

   The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors to the Wesley Jessen Board (the "Purchaser Designees") as will give Purchaser representation proportional to its ownership interest. The Merger Agreement requires the Company to take such action as Purchaser may request to cause the Purchaser Designees to be elected to the Wesley Jessen Board under the circumstances described therein.

   If the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for payment, then Purchaser will not have any right to designate directors for election to the Wesley Jessen Board.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

   The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

THE PURCHASER DESIGNEES

   The Merger Agreement provides that, promptly following the purchase of, and payment for, a number of Shares that satisfies the Minimum Condition, and from time to time thereafter, Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Wesley Jessen Board that equals the product of the total number of directors on the Wesley Jessen Board (giving effect to the election of any additional directors pursuant to this sentence), and the percentage that the number of Shares beneficially owned by Parent or Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall take all action within its power to cause Purchaser's designees to be elected or appointed to the Wesley Jessen Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors.

   The Merger Agreement also provides that, at such time, the Company shall use its best efforts to cause individual directors designated by Purchaser to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Wesley Jessen Board, other than any such committee of such Wesley Jessen Board established to take action under the Merger Agreement and (ii) each board of directors of each subsidiary of the Company, and each committee thereof, that represents the same percentage as such individuals represent on the Wesley Jessen Board. Notwithstanding the foregoing, in the event that Purchaser's designees are to be appointed or elected to the Wesley Jessen Board, until the Effective Time, such board of directors shall have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company ("Continuing Directors").

   The Company's obligations to appoint Purchaser's designees to the Wesley Jessen Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company has agreed to promptly take all such actions, as Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under the Merger Agreement to cause the Purchaser Designees to be elected to the Wesley Jessen Board. Purchaser has supplied to the Company in writing information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

   The Merger Agreement provides that, following the election or appointment of Purchaser's designees, in accordance with the terms of the Merger Agreement and prior to the Effective Time, the approval of those directors of the Company who were directors on the date of the Merger Agreement and who are not officers of the Company shall be required to authorize any termination of the Merger Agreement by the Company, any amendment thereto requiring action by the Company's board of directors, any amendment of the Restated Certificate or By-laws of the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company and any material transaction with Parent, Purchaser or any of their affiliates.

   Pursuant to the provisions of the Merger Agreement described in the
Schedule 14D-9, Purchaser may designate from among the persons identified below the Purchaser Designees. It is expected that the Purchaser Designees will assume office promptly upon the payment by Purchaser, pursuant to the Offer, for a number of Shares that satisfies the Minimum Condition, which the Company expects will be promptly thereafter, and that they will thereafter constitute at least a majority of the Wesley Jessen Board. Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated.

   Set forth in the table below are the name and principal occupation or employment and five year employment history for each of the persons who may be designated by Purchaser as the Purchaser Designees. Unless otherwise indicated, the current business address of each person is Novartis Corporation, 608 Fifth Avenue, New York, New York 10020.

                                  Current Principal Occupation
                                               or
                                      Employment; Material
                                           Positions
                                   Held During the Past Five
                                             Years
            Name and                 and Business Addresses
    Current Business Address                Thereof               Citizenship
    ------------------------     -----------------------------   --------------
 Dr. Glen Bradley..............  Chief Executive Officer of      United States
  CIBA Vision Corporation        CIBA Vision since 1990. Dr.
  11460 Johns Creek Pkwy.        Bradley is a director of
  Duluth, Georgia                Summit Technology, E-Doctor
                                 Network, CIBA Vision AG, CIBA
                                 Vision Corporation, CIBA
                                 Vision Puerto Rico, Inc.,
                                 CIBA Vision Surgical
                                 Products, Inc. and Biocure,
                                 Inc.

 Robert L. Thompson, Jr........  Director of Purchaser and       United States
                                 Chief Executive Officer and
                                 President of Purchaser.
                                 Executive Vice President and
                                 General Counsel of Novartis
                                 Corporation since January
                                 1997. From January 1990 to
                                 December 1996, Mr. Thompson
                                 served as Vice President,
                                 General Counsel and Secretary
                                 of Sandoz Corporation.

                                 The business address of
                                 Sandoz Corporation was 608
                                 Fifth Avenue, New York, New
                                 York.

 Terence A. Barnett............  Chief Financial Officer of      United Kingdom
                                 Purchaser. President and
                                 Chief Executive Officer of
                                 Novartis Corporation since
                                 June 1999. From September
                                 1996 to June 1999, Mr.
                                 Barnett served as President
                                 and Chief Executive Officer
                                 of Novartis China in Beijing,
                                 China. Mr. Barnett is a
                                 Director of Novartis
                                 Corporation and several of
                                 its subsidiaries.

                                 The business address of
                                 Novartis China is No. 1 Jian
                                 Guo Men Wai Avenue, Beijing
                                 100004, P.R. China.

 Mr. Tim Barabe................  Chief Operating Officer of      United States
  CIBA Vision Corporation        Purchaser. Chief Financial
  11460 Johns Creek Pkwy.        Officer of CIBA Vision
  Duluth, Georgia                Corporation since 1993. Mr.
                                 Barabe is a director of CIBA
                                 Vision Puerto Rico, Inc.,
                                 CIBA Vision Surgical
                                 Products, Inc., Biocure, Inc.
                                 and Fernbank Natural History
                                 Museum.

 Jeff Benjamin.................  Vice President and Secretary    United States
                                 of Purchaser. Vice President
                                 and Associate General Counsel
                                 of Novartis Corporation since
                                 January 1997. From January
                                 1995 to December 1996, Mr.
                                 Benjamin was at Ciba-Geigy
                                 Corporation, serving as Vice
                                 President and Associate
                                 General Counsel in 1995 and
                                 Vice President and General
                                 Counsel in 1996.

                                 The business address of Ciba-
                                 Geigy Corporation was 520
                                 White Plains Road, Tarrytown,
                                 New York.

 Wayne P. Merkelson............  Treasurer and Assistant         United States
                                 Secretary of Purchaser. Vice
                                 President and Associate
                                 General Counsel of Novartis
                                 Corporation since January
                                 1997. From April 1989 to
                                 December 1996, Mr. Merkelson
                                 served as Associate General
                                 Counsel to Sandoz
                                 Corporation, becoming a Vice
                                 President of that company in
                                 1996.

                                 The business address of
                                 Sandoz Corporation was 608
                                 Fifth Avenue, New York, New
                                 York.

   Purchaser has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1.

   Based solely on the information set forth in the Offer to Purchase, none of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

                  CERTAIN INFORMATION CONCERNING THE COMPANY

   The Shares constitute the only class of voting securities of the Company. The holders of common stock are entitled to one vote per Share. As of May 23, 2000, there were 18,175,585 shares of Common Stock issued consisting of 17,671,246 shares of Common Stock outstanding and 504,339 shares of Common Stock held in the treasury of the Company. The Board is currently comprised of eight Directors who are divided into three classes. The term of each class expires in a different year and each director serves a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

INFORMATION ABOUT THE WESLEY JESSEN BOARD

   The names of the current members of the Wesley Jessen Board, their ages and certain biographical information about each of them are set forth below.

   Name                    Age                     Position
   ----                    ---                     --------
   Kevin J. Ryan(1).......  60 Chairman of the Board, President, Chief
                                Executive Officer and Director

   Edward J. Kelley(3)....  52 Vice President, Finance, Chief Financial Officer
                                and Director

   Michael A. D'Amato(2)..  46 Director

   Adam W. Kirsch(3)......  38 Director

   Sol Levine(1)..........  71 Director

   John W. Maki(2)........  39 Director

   John J. O'Malley(3)....  52 Director

   Stephen G. Pagliuca(1).  45 Director

--------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

(3) Member of the Nominating Committee.

   There are no family relationships between or among any Directors or executive officers of the Company.

   Kevin J. Ryan has served as President, Chief Executive Officer and a Director of the Company since June 1995 and has served as Chairman of the Board since February 1999. From 1991 to 1995, Mr. Ryan was President of Large Scale Biology Corporation (formally known as BioSource Technologies Inc.), a company engaged in discovery, development and production of new biopharmaceuticals and gene-based agricultural products. From 1987 to 1990, Mr. Ryan served as President of Barnes-Hind's contact lens business; from 1983 to 1987, as President of Revlon VisionCare (a division of Revlon, Inc.); and from 1978 to 1983, as President of Barnes-Hind (then a part of Revlon VisionCare).

   Edward J. Kelley has served as Vice President, Finance, Chief Financial Officer and a Director of the Company since June 1995. Prior to joining the Company, Mr. Kelley served as the President, Asia Pacific and Latin America of Barnes-Hind's contact lens business from 1994 to 1995 and its Chief Financial Officer from

1989 to 1994. Prior to joining Barnes-Hind, Mr. Kelley held positions of increasing responsibility with Simon & Schuster, Revlon Health Care and Peat Marwick Mitchell & Company.

   Michael A. D'Amato has been a Director of the Company since September 1997. Since October 1997, Mr. D'Amato has served as the Executive Vice President of The Advisory Board Company, an advisory firm with practices in financial services and healthcare and a for-profit membership association, and the Chief Financial Officer of DGB Enterprises, Inc., and from 1996 until July 1998, he was the Chief Financial Officer of The Advisory Board Company. From July 1998 until February 1999, Mr. D'Amato also served as the Executive Vice President-- Finance and the Secretary of The Corporate Executive Board Company ("CEBC"). From October 1997 until November 1998, Mr. D'Amato served as the Chief Financial Officer of CEBC. From 1995 to 1996, Mr. D'Amato served as the Special Advisor to the Chairman of The Advisory Board Company. Prior to joining The Advisory Board Company, Mr. D'Amato was a Partner of Bain & Company from 1982 through 1995. Mr. D'Amato joined Bain & Company in 1977. Mr. D'Amato also serves as a director of CEBC.

   Adam W. Kirsch has been a Director of the Company since its incorporation in April 1995. Mr. Kirsch also held the office of Executive Vice President of the Company from April 1995 to May 1998. Mr. Kirsch is the Chief Executive Officer of NetVentures, L.L.C., an investment fund focusing on Internet-related companies. Mr. Kirsch was a Managing Director of Bain Capital, Inc. ("Bain Capital") from May 1993 through July 1999 and a general partner of Bain Venture Capital since 1990. Mr. Kirsch joined Bain Venture Capital in 1985 as an associate, and prior to joining Bain Venture Capital, Mr. Kirsch was a consultant at Bain & Company, where he worked in mergers and acquisitions. He serves on the board of several companies including Therma-Wave, Inc., Brookstone, Inc., Dade Berhing Inc. and several other private companies.

   Sol Levine has been a Director of the Company since September 1997. Mr. Levine is currently a private investor. Mr. Levine served as President of Revlon, Inc. prior to his retirement in December 1991. Mr. Levine also serves on the board of Large Scale Biology Corporation as well as private companies.

   John W. Maki has been a Director of the Company since November 1996. Mr. Maki is currently a Managing Director of Audax Management Company, LLC ("Audax"). From July 1997 through October 1999, Mr. Maki was a Managing Director of Technology Directors Inc. Mr. Maki was a Principal at Bain Capital from 1995 to July 1997 and was an associate at Bain Capital from 1993 to 1995 and at Bain Venture Capital from 1988 to 1993. Prior to joining Bain Venture Capital, Mr. Maki was a consultant at Bain & Company, an international management consulting firm, where he specialized in healthcare and consumer product companies. He also serves on the board of Large Scale Biology Corporation and several other private companies.

   John J. O'Malley has been a Director of the Company since November 1996. Mr. O'Malley is currently a Managing Director of Audax, which manages a series of money management investment businesses. From April 1999 to October 1999, Mr. O'Malley was a Managing Director of Technology Directors Inc., a private equity investment firm. Mr. O'Malley was an Executive Vice President of Bain Capital from 1993 to February 1999. From 1991 to 1993, Mr. O'Malley was President and Chief Executive Officer of Robertson Ceco, an international construction products and engineering company. From 1986 to 1991, he was Executive Vice President of HMK Group Inc., a diversified manufacturing and services company. Mr. O'Malley is also a director of GS Industries, Inc., Large Scale Biology Corporation and several other private companies.

   Stephen G. Pagliuca has been a Director of the Company since its incorporation in April 1995. Mr. Pagliuca served as Chairman of the Board from April 1995 to February 1999. Mr. Pagliuca has been a Managing Director of Bain Capital, a private equity investment firm based in Boston, Massachusetts, since May 1993 and a general partner of Bain Venture Capital since 1989, where he founded Information Partners. Prior to joining Bain Venture Capital, Mr. Pagliuca was a partner at Bain & Company, where he provided strategic and operational advice for clients in the healthcare and information industries. He also worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca also serves as director of Dade Berhing Inc., Coram Healthcare Corporation, Gartner Group, Inc., Epoch Senior Living, Inc. and The Corporate Executive Board Company.

COMMITTEES AND DIRECTORS' MEETINGS

   The Wesley Jessen Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating Committee.

   The Compensation Committee is authorized to provide a general review of the Company's compensation and benefit plans to ensure that they meet corporate objectives. In addition, the Compensation Committee reviews the Chief Executive Officer's recommendations on (i) compensation of all officers of the Company and (ii) adopting and changing major Company compensation policies and practices, and reports its recommendations to the whole Board for approval and authorization. The Compensation Committee administers the Company's stock plans (subject to approval by the full Board of any awards made thereunder) and is currently comprised of Messrs. Levine, Pagliuca and Ryan. The Compensation Committee held two meetings in 1999.

   The Audit Committee is authorized to make recommendations to the Board regarding the independent auditors to be nominated for election by the shareholders and to review the independence of such auditors, approve the scope of the annual audit activities of the independent auditors, approve the audit fee payable to the independent auditors and review such audit results. PricewaterhouseCoopers LLP presently serves as the independent accountants of the Company. The Audit Committee is currently comprised of Messrs. D'Amato, Levine and Maki. The Audit Committee held two meetings in 1999.

   In November 1999, the Board appointed a Nominating Committee. The Nominating Committee currently is responsible for filling vacancies on the Board as they occur and recommending candidates for election as Directors at the annual meetings of shareholders. The Nominating Committee will consider individuals recommended for nominations by shareholders of the Company. Such recommendations should be submitted in writing to the Chairman of the Board, who will submit them to the Nominating Committee for its consideration. The recommendation must be accompanied by the consent of the individual nominated to be elected and to serve. The Nominating Committee is currently comprised of Edward J. Kelly, Adam W. Kirsch and John J. O'Malley. The Nominating Committee did not meet in 1999.

   In addition, the By-Laws require that advance notice of nominations for the election of Directors to be made by a shareholder (as distinguished from a shareholder's recommendation to the Board) be given to the Secretary of the Company (i) in the case of an annual meeting, no later than 60 days and no more than 90 days before the first anniversary of the previous year's annual meeting, provided, that in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the shareholder must be received no later than the close of business on the tenth
(10th) day following the earlier of the date on which notice of the meeting date was mailed or public announcement of the meeting was made, and (ii) in the case of a special meeting at which Directors are to be elected, not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public announcement of the meeting was made. Such shareholder's notice must include (i) as to each person whom the shareholder proposes to nominate for election as a Director at such meeting, all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected), (ii) as to the shareholder giving the notice, (A) the name and address, as they appear on the Company's books, of such shareholder and (B) the class and number of shares of the Company which are beneficially owned by such shareholder and also which are owned of record by such shareholder, and (iii) as to the beneficial owner, if any, on whose behalf the nomination is made, (A) the name and address of such person and (B) the class and number of shares of the Company which are beneficially owned by such person.

COMPENSATION OF DIRECTORS

   Directors who are employees of the Company or are affiliated with its significant stockholders do not receive a salary or an annual retainer for their services. The Company pays non-employee directors not otherwise affiliated with the Company or its significant stockholders an annual cash retainer of $10,000. In addition, the Company reimburses all directors for reasonable expenses incurred in attending Wesley Jessen Board meetings. Pursuant to the Company's 1997 Non-Employee Director Stock Option Plan (the "Director Option Plan"), non-employee directors are granted options to purchase 10,000 shares of Common Stock upon their initial election or appointment to the Wesley Jessen Board (or upon the adoption of the Director Option Plan for those directors in office on the date of such adoption) and are entitled to options to purchase an additional 2,000 shares of Common Stock on an annual basis on each anniversary of such director's election or appointment to the Wesley Jessen Board (which are granted on the date of the Company's next annual meeting of stockholders following such anniversary). The directors do not receive any additional compensation for committee participation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   Prior to the Company's initial public offering in February 1997 ("IPO"), the Company did not have a compensation committee. Instead, compensation decisions regarding the Company's executive officers were made by the Wesley Jessen Board. The compensation committee was established in connection with the IPO and is currently comprised of Messrs. Pagliuca, Levine and Ryan. Mr. Pagliuca is a Managing Director of Bain Capital, which is a party to the Advisory Agreement with the Company. Mr. Ryan is the Chairman of the Board, President and Chief Executive Officer of the Company. The compensation for employees who are also directors of the Company (Messrs. Ryan and Kelley) for the years ended 1997, 1998 and 1999 was established pursuant to the terms of their respective employment agreements with the Company. See the discussion below under the headings "Certain Relationships and Related Transactions" and "Compensation Committee Report on Executive Compensation."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 Advisory Agreement

   In June 1995, the Company entered into an Advisory Agreement with Bain Capital, which was amended and restated in October 1996 (the "Advisory Agreement"), pursuant to which Bain Capital agreed to provide management consulting, advisory services and support, negotiation and analysis of financial alternatives, acquisitions and dispositions and other services agreed upon by the Company and Bain Capital. In exchange for such services, Bain Capital receives: (i) a quarterly management fee of not more than $500,000, plus reasonable out-of-pocket expenses, and (ii) a transaction fee in connection with the consummation of each acquisition, divestiture or financing by the Company or its subsidiaries in an amount equal to 1.0% of the aggregate value of such transaction. For the year ended December 31, 1999, the Company paid Bain Capital fees of $1,566,785 under the Advisory Agreement. The Advisory Agreement has an initial term ending on January 31, 2004, subject to automatic one-year extensions unless the Company or Bain Capital provides written notice of its desire not to extend such term.

   Each of Messrs. Kirsch, Maki, O'Malley and Pagliuca, each a director of the Company, is a general partner of BCIP Associates and BCIP Trust Associates, L.P. Mr. Pagliuca is a managing director of the general partner of Bain Capital Fund IV, L.P. and Bain Capital Fund IV-B, L.P.

 Registration Agreement

   The Company, certain investment funds controlled by Bain Capital (the "Bain Capital Funds") and their related investors and BT Investment Partners, Inc. are parties to a registration agreement (the "Registration Agreement"). Under the Registration Agreement, the holders of a majority of the registrable securities owned by the Bain Capital Funds and their related investors have the right at any time, subject to certain conditions, to require the Company to register any or all of their shares of Common Stock under the Securities Act on Form S-1 (a "Long-Form Registration") or on Form S-2 or Form S-3 (a "Short-Form Registration") each on an unlimited number of occasions at the Company's expense. The Company is not required, however, to effect any such Long-Form Registration or Short-Form Registration within six months after the effective date of a prior demand registration and may postpone the filing of such registration for up to six months if the holders of a majority of the registrable securities agree that such a registration would reasonably be expected to have an adverse effect on any proposal or plan by the Company or any of its subsidiaries to engage in an acquisition, merger or similar transaction. In addition, all holders of registrable securities are entitled to request the inclusion of any shares of Common Stock subject to the Registration Agreement in any registration statement at the Company's expense whenever the Company proposes to register any of its securities under the Securities Act, subject to certain conditions. In connection with all such registrations, the Company has agreed to indemnify all holders of registrable securities against certain liabilities, including liabilities under the Securities Act. The holders of an aggregate of 687,428 shares of Common Stock have certain demand registration rights pursuant to the Registration Agreement.

 Indebtedness of Management

   On May 7, 1997, the Company loaned Mr. Ryan, the Company's Chairman, President and Chief Executive Officer, $1.2 million pursuant to the terms of an unsecured promissory note bearing interest at an annual rate of 8%, payable quarterly. The note is due on the earlier of (i) May 9, 2002, (ii) the date Mr. Ryan ceases to be employed by the Company or (iii) the date Mr. Ryan disposes of any of his Common Stock. The Company has previously waived the requirement that Mr. Ryan repay such loan pursuant to clause (iii) above. As of May 15, 2000, an aggregate of $1.2 million was outstanding under the note.

   On July 27, 1999, the Company loaned Mr. Ryan $2.6 million pursuant to the terms of a promissory note bearing interest at an annual rate of 5.3125%, computed on a daily basis. The borrowings under the note were secured by all of the stock options held by Mr. Ryan. The note was repaid in full on August 27, 1999.

 Indemnification Agreements

   The Company has entered into agreements to provide indemnification for its directors and executive officers in addition to the indemnification provided for in the Company's Restated Certificate and By-laws.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than ten percent of the Company's Common Stock to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent beneficial owners also are required by rules promulgated by the Commission to furnish the Company with copies of all Section 16(a) forms they file.

   Based solely upon a review of the copies of such forms furnished to the Company, the Company believes that during the period from January 1, 1999 through December 31, 1999, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with except that Form 4s on behalf of Messrs. Ryan, Althisar, Flynn, Steiner, Kelley, Artale and Foos to report transactions which occurred in August 1999 were filed approximately one week late, and Form 5s on behalf of each executive officer of the Company to report the grant of options in 1999 were filed approximately one month late.

EXECUTIVE OFFICERS OF THE COMPANY

   The names of the current executive officers of the Company, their ages and certain biographical information about each of them are set forth below.

   Name                      Age                 Position
   ----                      ---                 --------
   Kevin J. Ryan............  60 Chairman of the Board, President, Chief
                                  Executive Officer
                                  and Director

   Edward J. Kelley.........  52 Vice President, Finance, Chief Financial
                                  Officer and Director

   Raleigh S. Althisar, Jr..  51 Vice President, Worldwide Manufacturing

   Ronald J. Artale.........  50 Vice President and Controller

   Lawrence L. Chapoy.......  57 Vice President, Research and Development

   William M. Flynn.........  41 Vice President, Pan Asia

   Joseph F. Foos...........  48 Vice President, Scientific Affairs

   George H. McCrary........  57 Vice President, Americas

   Daniel M. Roussel........  51 Vice President, Europe

   Thomas F. Steiner........  54 Vice President, Marketing

   Kevin J. Ryan has served as President, Chief Executive Officer and a Director of the Company since June 1995 and has served as Chairman of the Board since February 1999. From 1991 to 1995, Mr. Ryan was President of BioSource Genetics Corporation. From 1987 to 1990, Mr. Ryan served as President of the Barnes-Hind contact lens business; from 1983 to 1987, as President of Revlon VisionCare (a division of Revlon, Inc.); and from 1978 to 1983, as President of Barnes-Hind (then a part of Revlon VisionCare).

   Edward J. Kelley has served as Vice President, Finance, Chief Financial Officer and a Director of the Company since June 1995. Prior to joining the Company, Mr. Kelley served as the President, Asia Pacific and Latin America of Barnes-Hind and as its Chief Financial Officer. Prior to joining Barnes-Hind, Mr. Kelley held positions of increasing responsibility with Simon & Schuster, Revlon Health Care and Peat Marwick Mitchell & Company.

   Raleigh S. Althisar, Jr. has served as Vice President, Worldwide Manufacturing of the Company since October 1996. Prior to joining the Company, Mr. Althisar served as Executive Vice President, Worldwide Manufacturing of Barnes-Hind. Prior thereto, he held positions of increasing responsibility with the Sola division of Barnes-Hind, Syntex Ophthalmics, Retail Optical Management and Milton Roy Ophthalmics.

   Ronald J. Artale has served as Vice President of the Company since February 1997 and Controller since March 1996. Prior to joining the Company, Mr. Artale served as Corporate Vice President, Planning with Simon & Schuster. In addition, Mr. Artale has held positions of increasing responsibility with Revlon VisionCare, including Vice President, Finance for Barnes-Hind.

   Lawrence L. Chapoy has served as Vice President, Research & Development of the Company since 1993. Prior to joining the Company, Dr. Chapoy spent eight years with Montedison Chemical Company as a Project Researcher and fifteen years as a Chemical Engineering Professor at the Polytechnic University of Denmark. In these positions, Dr. Chapoy conducted and managed research in a variety of materials science related areas. Dr. Chapoy holds more than 25 patents, has authored more than 75 publications and presented over 100 lectures during the course of his career.

   William M. Flynn has served as the Vice President, Pan Asia of the Company since 1994. Prior to being named to his current position, Mr. Flynn served as International Finance Manager for two years and in other positions in the Finance Department of Schering-Plough Corporation for two years. In addition, Mr. Flynn held a variety of finance positions with Prudential Insurance Company of America and RCA Records.

   Joseph F. Foos has served as Vice President, Scientific Affairs of the Company since 1994. Mr. Foos joined Wesley Jessen in 1987 and has served as Manager, Quality Assurance for two years, Project Manager for Research and Development Pilot Manufacturing and various other positions of increasing responsibility.

   George H. McCrary has served as Vice President, Americas of the Company since 1996. Prior to joining the Company, Mr. McCrary held the position of Senior Vice President of Sales, Marketing and Distribution for Foster Grant Corporation and prior to that, Vice President Sales and Marketing, Consumer Products Division for Revlon VisionCare. Before joining Revlon VisionCare, he held sales and marketing positions of increasing responsibility with the Warner-Lambert Company.

   Daniel M. Roussel has served as Vice President, Europe for Wesley Jessen since 1995. Mr. Roussel opened the Company's French subsidiary and served for three years as General Manager Wesley Jessen, France. Previously, Mr. Roussel held positions in marketing and sales with Schering-Plough in Hong Kong, Japan, and Portugal. Mr. Roussel also worked as Regional Director, Asia Pacific, for Goupit Labs based in Hong Kong.

   Thomas F. Steiner has served as Vice President, Marketing of the Company since 1996. Mr. Steiner has served in various marketing-related positions since joining the Company in 1982. Prior to joining the Company, Mr. Steiner worked at Sara Lee Corporation for seven years as Group Product Manager and Project Research Manager. Mr. Steiner also worked at J. Walter Thompson Company as Associate Research Director.

   There are no family relationships between any of the executive officers of the Company.

BENEFICIAL OWNERSHIP OF COMMON STOCK

   Except as otherwise noted, the following table sets forth certain information as of May 15, 2000 as to the security ownership of equity securities of the Company by (a) each of the executive officers named in the Summary Compensation Table, (b) each of the directors of the Company, (c) all directors and executive officers as a group and (d) each person or entity known to the Company to be the beneficial owner of five percent or more of the voting securities of the Company. All information with respect to beneficial ownership has been furnished by the respective director, executive officer or five percent beneficial owner, as the case may be. Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to the number of shares set forth opposite his or its name. Beneficial ownership of the Common Stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.

                                                          Number of Percent of
Name                                                       Shares     Class
----                                                      --------- ----------
Directors and Executive Officers:
Kevin J. Ryan(1)(2)...................................... 1,016,908     5.5%
Edward J. Kelley(3)......................................   171,213      *
Lawrence L. Chapoy(4)....................................    75,718      *
Raleigh S. Althisar, Jr.(5)..............................   105,821      *
Thomas F. Steiner(6).....................................   101,249      *
Michael A. D'Amato(7)....................................    10,667      *
Adam W. Kirsch(7)(8).....................................   106,642      *
Sol Levine(7)............................................    25,677      *
John W. Maki(7)(8).......................................   106,642      *
John J. O'Malley(7)(8)...................................   106,642      *
Stephen G. Pagliuca (7)(8)...............................   699,426     4.0%
All Directors and executive officers as a group (16
 persons)(9)............................................. 2,618,182    13.4%

5% Stockholders:
Putnam Investments, Inc.(10)............................. 1,526,178     8.7%
 One Post Office Square
 Boston, Massachusetts 02109
T. Rowe Price Associates, Inc.(11)....................... 1,471,600     8.3%
 100 E. Pratt Street
 Baltimore, Maryland 21202
Suzanne Zak(12).......................................... 1,176,190     6.7%
 100 N. Sixth Street, Ste. 476A
 Minneapolis, Minnesota 55403
American Express Company(13)............................. 1,202,911     6.8%
 200 Vesey Street
 New York, New York 10285

--------
 *  Represents less than one percent.

 (1) The address of such person is c/o the Company, 333 East Howard Avenue, Des Plaines, Illinois 60018-5903.

 (2) Includes 969,850 shares of Common Stock that can be acquired through currently exercisable options or options that will become exercisable prior to May 31, 2000.

 (3) Includes 126,270 shares of Common Stock that can be acquired through currently exercisable options or options that will become exercisable prior to May 31, 2000. Certain of Mr. Kelley's shares are held by an individual retirement account for his sole benefit.

 (4) Includes 60,778 shares of Common Stock that can be acquired through currently exercisable options or options that will become exercisable prior to May 31, 2000.

 (5) Includes 105,316 shares of Common Stock that can be acquired through currently exercisable options or options that will become exercisable prior to May 31, 2000.

 (6) Includes 94,050 shares of Common Stock that can be acquired through currently exercisable options or options that will become exercisable prior to May 31, 2000.

 (7) Includes currently exercisable options to purchase 11,998 shares of Common Stock issued to Messrs. Kirsch, Maki, O'Malley and Pagliuca and currently exercisable options to purchase 10,667 shares of Common Stock issued to Messrs. D'Amato and Levine pursuant to the Director Option Plan.

 (8) Includes, with respect to Messrs. Pagliuca, Kirsch, Maki and O'Malley, 44,240 shares of Common Stock held by BCIP Associates ("BCIP") and 50,404 shares held by BCIP Trust Associates, L.P. ("BCIP Trust"), as a result of each being a general partner of such entities. In addition, with respect to Mr. Pagliuca, includes 276,432 shares held by Bain Capital Fund IV, L.P. ("Fund IV") and 316,352 shares held by Bain Capital Fund IV-B, L.P. ("Fund IV-B"), as a result of Mr. Pagliuca being a Managing Director of the general partner of such funds. Each such person disclaims beneficial Ownership of any such shares in which he does not have a pecuniary interest. Messrs. Kirsch, Maki and O'Malley are no longer employed by Bain Capital.

 (9) Includes an aggregate of 1,725,658 shares of Common Stock that can be acquired through currently exercisable options or options that will become exercisable prior to May 31, 2000 held by the Directors and executive officers of the Company.

(10) Pursuant to an Amendment to Schedule 13G filed with the Commission on February 18, 2000: (i) Putnam Investments, Inc. ("PI") reported shared voting power with respect to 194,100 shares and shared dispositive power with respect to 1,526,178 shares; (ii) Putnam Investment Management, Inc. ("PIM") reported shared dispositive power with respect to 1,152,478 shares; (iii) The Putnam Advisory Company, Inc. ("PAC") reported shared voting power with respect to 194,100 shares and shared dispositive power with respect to 373,700 shares; (iv) Putnam Health Services Trust ("PHST") reported shared dispositive power with respect to 984,370 shares; and (v) Marsh & McLennan Companies, Inc. ("MMC"), as the parent holding company of PI, was listed as a reporting person in the Schedule 13G but did not report beneficial ownership with respect to any shares. The address for PIM, PAC and PHST is the same as the address for PI listed in the table above. The address for MMC is 1166 Avenue of the Americas, New York, New York 10036.

(11) Pursuant to a Schedule 13G filed with the Commission on February 10, 2000, T. Rowe Price Associates, Inc. reported the sole power to vote 222,400 shares and the sole power to dispose of 1,471,600 shares and T. Rowe Price New Horizons Fund, Inc. (the "Horizons Fund") reported the sole power to vote 1,100,000 shares. The address for the Horizons Fund is the same as the address listed for T. Rowe Price Associates, Inc. in the table above.

(12) Pursuant to a Schedule 13G filed with the Commission on February 12, 1999: (i) Suzanne Zak, the chief executive officer of Zak Capital, Inc. and the managing member of the general partner of Zak Minotaur Fund, L.P., reported the shared power to vote and to dispose of 1,176,190 shares; (ii) Zak Capital, Inc. reported the shared power to vote and to dispose of 1,150,490 shares; and (iii) Zak Minotaur Fund, L.P. reported the shared power to vote and to dispose of 25,700 shares. The address for Zak Capital, Inc. and Zak Minotaur Fund, L.P. is the same as the address listed for Suzanne Zak in the table above.

(13) Pursuant to a Schedule 13G filed with the Commission on February 8, 2000, American Express Company, in its capacity as a parent holding company, and American Express Financial Corporation ("AEFC"), as an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, reported the shared power to vote 754,170 shares and the shared power to dispose of 1,202,911 shares. The address for AEFC is IDS Tower 10, Minneapolis, Minnesota 55440.

COMPENSATION OF EXECUTIVE OFFICERS

 General

   Executive officers of the Company are elected by and serve at the discretion of the Wesley Jessen Board. The following table sets forth information concerning the compensation paid or accrued for the years ended December 31, 1999, 1998 and 1997 for the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company as of the end of the last fiscal year (the "Named Executives").

                                                                  Long Term
                                                                 Compensation
                                  Annual Compensation               Awards
                         --------------------------------------- ------------
                                                                  Securities
   Name and Principal                             Other Annual    Underlying     All Other
        Position         Year  Salary  Bonus(a)  Compensation(b)    Option    Compensation(c)
   ------------------    ---- -------- --------  --------------- ------------ ---------------
Kevin J. Ryan........... 1999 $250,008 $568,625       $ --          25,000        $3,602
 Chairman, President and 1998  250,008  584,625         --          25,000         4,466
 Chief Executive Officer 1997  250,008  477,125         --          32,000         2,275

Edward J. Kelley........ 1999 $175,000 $398,038       $ --          15,000        $1,568
 Chief Financial Officer 1998  175,000  414,038         --          15,000         2,018
 and Vice President,
  Finance                1997  175,000  338,713         --          25,000           717

Raleigh S. Althisar,
 Jr..................... 1999 $168,920 $230,525       $ --           5,000        $1,506
 Vice President,
  Worldwide              1998  168,920  187,625         --           5,000         1,933
 Manufacturing           1997  168,920   25,000         --           5,000         1,748

Lawrence L. Chapoy...... 1999 $146,100 $199,383       $ --           5,000        $1,958
 Vice President,         1998  146,100  213,993         --           5,000         2,423
 Research & Development  1997  146,100  176,888         --           5,000         1,143

Thomas F. Steiner ...... 1999 $140,000 $191,058       $ --           6,000        $1,212
 Vice President,
  Marketing              1998  140,000  205,058         --           6,000         1,557
                         1997  140,000  169,502         --           5,000           746

--------
(a) Reflects bonuses received by such Named Executives under the Company's Management Bonus Plan as a result of the Company meeting certain performance targets in such fiscal year. Bonuses for 1999 also include payments made under the Company's profit sharing plan in the following amounts: Mr. Ryan--$16,000; Mr. Kelly--$16,000; Mr. Althisar--$16,000; Mr.
    Chapoy--$14,610; and Mr. Steiner--$13,719. In 1998, such payments were as follows: Mr. Ryan--$16,000; Mr. Kelley--$16,000; Mr. Althisar--$16,000;
    Mr. Chapoy--$14,610; and Mr. Steiner--$14,000. In 1997, such payments were as follows: Mr. Ryan--$15,750; Mr. Kelley--$15,750; Mr. Althisar--$0; Mr. Chapoy--$14,610; and Mr. Steiner--$14,000.

(b) None of the perquisites and other benefits paid to each Named Executive in 1999, 1998 or 1997 exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by such Named Executive during that year.

(c) Reflects premium payments made by the Company on behalf of such Named Executives for life and long-term disability insurance as follows:

                                                                      Long-term
                                                              Life    disability
Name                                                   Year Insurance insurance
----                                                   ---- --------- ----------
  Kevin J. Ryan....................................... 1999  $3,186      $416
                                                       1998   4,050       416
                                                       1997   1,800       475

  Edward J. Kelley.................................... 1999  $1,728      $290
                                                       1998   1,226       290
                                                       1997     435       282

  Raleigh S. Althisar, Jr. ........................... 1999  $1,226      $280
                                                       1998   1,653       280
                                                       1997   1,468       280

  Lawrence L. Chapoy.................................. 1999  $1,715      $243
                                                       1998   2,180       243
                                                       1997     865       278

  Thomas F. Steiner................................... 1999  $  980      $232
                                                       1998   1,325       232
                                                       1997     518       228

 Option Grants in Last Fiscal Year

   The following table sets forth information regarding stock options granted by the Company to the Named Executives during the Company's last fiscal year:

                                                                                   Potential
                                                                                  Realizable
                                                                               Value at Assumed
                         Number of                                              Annual Rates of
                         Securities % of Total                                       Stock
                         Underlying  Options   Exercise   Market              Price Appreciation
                          Options   Granted in  or Base  Price on             for Option term(d)
                          Granted     Fiscal     Price   Date of   Expiration -------------------
                           (#)(a)      Year    ($/Share) Grant (b)  Date(c)    5% ($)   10% ($)
                         ---------- ---------- --------- --------  ---------- -------- ----------
Kevin J. Ryan...........   25,000      7.0%     $28.88    $28.88    11/9/09   $454,000 $1,150,750
Edward J. Kelley........   15,000      4.2       28.88     28.88    11/9/09    272,400    690,450
Raleigh S. Althisar,
 Jr. ...................    5,000      1.4       28.88     28.88    11/9/09     90,800    230,150
Lawrence L. Chapoy......    5,000      1.4       28.88     28.88    11/9/09     90,800    230,150
Thomas F. Steiner.......    6,000      1.7       28.88     28.88    11/9/09    108,690    276,180

--------
(a) Options vest in four equal annual installments beginning on the first anniversary of the date of grant. The grant date of such options was November 9, 1999.

(b) Market price was determined based on the last reported sale price of the Common Stock as reported by the Nasdaq National Market on the date of grant.

(c) Options will expire on the earlier of 30 days after the date of termination or November 9, 2009.

(d) Amounts reflect certain assumed rates of appreciation set forth in the executive compensation disclosure rules of the Commission. Actual gains, if any, on stock option exercises depend on future performance of the Company's stock and overall market conditions. At an annual rate of appreciation of 5% per year for the option term, the price of the Common Stock would be approximately $47.04 per share. At an annual rate of appreciation of 10% per year for the option term, the price of the Common Stock would be approximately $74.91 per share.

 Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
 Values

   The following table sets forth information for the Named Executives concerning stock option exercises during the Company's last fiscal year and options outstanding at the end of the last fiscal year:

                                                   Number of Securities      Value of Unexercised
                            Shares      Value     Underlying Unexercised     In-the-Money Options
                         Acquired on   Realized    Options at FY-End (#)       at FY-End ($)(a)
Name                     Exercise (#)    ($)     Unexercisable/Exercisable Unexercisable/Exercisable
----                     ------------ ---------- ------------------------- -------------------------
Kevin J. Ryan...........   130,000    $4,005,866      59,750/961,850        $2,263,330/$36,434,878
Edward J. Kelley........    66,000     1,955,092      38,750/120,020        $1,467,850/$ 4,546,377
Raleigh S. Althisar,
 Jr. ...................    25,000       610,919      11,250/104,066        $  426,150/$ 3,942,020
Lawrence J. Chapoy......     8,000       244,794      11,250/ 59,528        $  426,150/$ 2,254,921
Thomas F. Steiner.......    14,000       443,683      13,000/ 92,800        $  492,440/$ 3,515,264

--------
(a) Fair market value of the Common Stock was determined based on the last reported sale price of the Common Stock as reported by the Nasdaq National Market System on December 31, 1999, which was $37.88 per share.

 Employment Agreements

   Kevin J. Ryan. On March 6, 2000, the Company and Kevin J. Ryan entered into a new employment agreement to supercede and replace his existing employment agreement with the Company. The new employment agreement provides that it shall be deemed effective as of October 1, 1999. The principal terms and provisions of the new employment agreement are set forth below.

   Term, Position and Duties. Mr. Ryan agreed to serve as the Chief Executive Officer and President of the Company for a period commencing on October 1, 1999 and ending on September 30, 2004, subject to automatic one-year extensions unless either party gives notice to the other at the end of each 12 month period beginning on the first anniversary of the effective time but in no event will the term extend beyond September 30, 2012. The Company has agreed to use its best efforts to have Mr. Ryan elected as a member of and Chairman of the Board and to ensure his re-election to such positions during the term of the agreement.

   Compensation. Under the new employment agreement, Mr. Ryan is entitled to
(i) receive an initial base salary of $500,000 per annum, subject to an annual review for increases at the beginning of each calendar year after 2000, (ii) participate in the Company's Professional Incentive Plan and/or any other annual incentive plan established by the Company for either Mr. Ryan alone or for other members of the Company's senior management, (iii) participate in any long-term incentive plan established by the Company either for Mr. Ryan alone or for members of the Company's senior management, (iv) be eligible to receive grants of options to purchase shares of the Company's Common Stock and awards of shares of Common Stock, either or both as determined by the compensation committee, under and in accordance with the terms of applicable plans of the Company, (v) prompt reimbursement for all reasonable out-of-pocket expenses incurred by him in performing services under the employment agreement, (vi) customary perquisites for a senior manager, (vii) participate in all of the Company's employee benefit plans and programs made available to the Company's senior executives or to its employees generally, (viii) reimbursement for all medical expenses incurred by him or his spouse that are not otherwise covered by insurance and lifetime healthcare coverage for him and his spouse, (ix) an individual permanent life insurance benefit in an initial amount of $5.0 million and (x) certain supplemental executive retirement ("SERP") benefits.

   Severance Arrangements. Except as set forth below, in the event that Mr. Ryan's employment terminates for any reason, Mr. Ryan will be entitled to (i) his base salary through the termination date, (ii) a cash payment in lieu of any unused vacation, (iii) any annual bonus earned but not yet paid, (iv) any deferred compensation under any incentive compensation plan, (v) any other compensation and benefits that have vested through the termination date and
(vi) reimbursement of any business and medical expenses incurred by Mr. Ryan or his spouse, as applicable, through the termination date (items (i) through (vi) being referred to herein as the "General

Benefits"). In the event that Mr. Ryan's employment terminates by reason of his retirement upon or after his attainment of age 65, he is entitled, in addition to the General Benefits, to the benefits provided under the SERP. In the event that Mr. Ryan's employment terminates by reason of his death, his beneficiary is entitled, in addition to the General Benefits, to his base salary though the end of the month following the month in which his death occurs and an annual bonus, if any, prorated to the date of death. In the event that Mr. Ryan's employment terminates by reason of his disability, he or his beneficiary, as the case may be, will be entitled, in addition to the General Benefits, to (i) an annual bonus, if any, prorated to the termination date, and (ii) the retirement benefit under the SERP that Mr. Ryan would be entitled to upon his termination with the Company by reason of his disability. In the event that Mr. Ryan is terminated for cause, he will only be entitled to the General Benefits. If Mr. Ryan is terminated by the Company without cause or resigns for good reason, he will be entitled, in addition to the General Benefits, to (i) his base salary through the remainder of the employment term, (ii) annual bonuses for the remainder of the employment term equal to the average of the three highest annual bonuses awarded to him during the ten years preceding the termination, (iii) continued medical reimbursement for the remainder of the employment term and lifetime medical benefits, (iv) the retirement benefit under the SERP, (v) continued participation in all employee benefit plans and programs through the remainder of the employment term, and (vi) other benefits in accordance with applicable plans and programs of the Company. If Mr. Ryan voluntarily resigns without good reason prior to obtaining the age of 65, he will be entitled to the General Benefits, and if he voluntarily resigns after that age, he will be entitled to the General Benefits and the retirement benefit under the SERP.

   Consulting Arrangement. Effective upon the termination of Mr. Ryan's employment, unless his termination was due to death or disability or if was terminated for cause or resigned without good reason prior to age 65, Mr. Ryan has agreed to become a consultant to the Company for a period of 5 years. Mr. Ryan is not required to devote more than 50 days in any calendar year performing consulting services for the Company. During the consulting period, Mr. Ryan shall be entitled to receive an amount equal to the applicable percentage of his base salary upon termination of his employment as follows:

       Year                                                     % of Base Salary
       ----                                                     ----------------
       1......................................................        100
       2......................................................         90
       3......................................................         80
       4......................................................         70
       5......................................................         60

   Confidential Information, Noncompetition and Nonsolicitation
Arrangements. Pursuant to the employment agreement, Mr. Ryan agreed that: (1) during the employment period and any consulting period or thereafter, he will keep confidential any information obtained or learned by him during the course of his employment relating to the operational, financial, business and other affairs of the Company (subject to limited exceptions); (2) that all inventions, innovations, improvements, developments and all similar or related information that relate to the Company or any of its subsidiaries that are conceived, developed or made by Mr. Ryan while employed by the Company and any of its subsidiaries belong to the Company or such subsidiary; and (3) during the employment period and any consulting period and for 12 months thereafter, not to compete with the Company or any of its subsidiaries, not to solicit, endeavor to entice away from or knowingly interfere with the Company or any of its subsidiaries, any of its or their customers or sources of supply or employ or retain any person who was employed or retained by the Company or any of its subsidiaries.

   Edward J. Kelley. On June 28, 1995, the Company and Edward J. Kelley entered into an employment agreement, pursuant to which Mr. Kelley agreed to serve as Chief Financial Officer of the Company for a period that will end with Mr. Kelley's resignation, death or disability, or upon termination by the Company, with or without cause. Under the employment agreement, Mr. Kelley will receive: (i) an annual base salary equal to at least $175,000; (ii) an annual bonus based on the Company's achievement of certain targeted operating results; and (iii) certain fringe benefits. If Mr. Kelley's employment is terminated by the Company without cause (as defined therein), he will be entitled to receive his base salary and fringe benefits for 12 months following such termination in addition to his bonus for the year in which his employment was terminated, pro rated based on the number of days elapsed in the year, if he would have otherwise been entitled to receive such bonus had he not been terminated. Mr. Kelley has agreed not to compete with the Company for a period of one year following his termination of employment with the Company and not to disclose any confidential information at any time without the prior written consent of the Company. Any severance amounts payable to Mr. Kelley under his employment agreement following a Change in Control of the Company shall be superseded by amounts payable under the Company's Severance Plan (as defined and described below) so that there is no duplication of benefits.

 Change in Control Severance Plan

   The Wesley Jessen VisionCare, Inc. Change of Control Severance Plan (the "Severance Plan") provides for benefits for certain employees of the Company and its affiliates (each, a "Participant") in the event that such Participant is terminated on or within two years following the date of the Change in Control, (i) by the Company or its successor other than for cause, or (ii) by the Participant for good reason (as defined in the Severance Plan). The Severance Plan provides that "good reason" for all Participants entitled to "level 1" benefits and certain Participants entitled to "level 2" benefits (as discussed below) includes the failure of such Participants to be named as executive officers of any publicly traded company which is the ultimate parent of any acquiror. A Participant will not be entitled to benefits if his or her employment is discontinued by reason of the Participant's death or a physical or mental condition resulting in his or her inability to substantially perform his or her duties with the Company. Under the Severance Plan, a "Change in Control" is deemed to have occurred if an event set forth in any one of the following paragraphs occurs:

     (a) any person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities; or

     (b) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the entire Wesley Jessen Board plus any new director whose appointment or election by the Wesley Jessen Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds ( 2/3) of the directors then still in office who either were directors as of the effective date of the Severance Plan or whose appointment, election or nomination for election was previously so approved or recommended; or

     (c) there is consummated a merger or consolidation or similar business combination transaction of the Company or any direct or indirect subsidiary of the Company with any other corporation or other entity, other than (i) a merger or consolidation or similar business combination transaction (A) which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent at least 55% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (B) as a result of which, no person is or becomes the beneficial owner, directly or indirectly, of 20% or more of the combined voting power of the securities of the Company or such other surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities; or

     (d) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity at least 55% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

   There are generally three levels of severance benefits that are payable under the Severance Plan depending upon the Participant. The three levels of severance benefits are summarized below:

     Level 1--Severance pay equal to (i) the sum of his or her annual base salary and his or her highest annual incentive compensation earned during the 3 calendar years immediately preceding the calendar year in which the Change in Control occurs (ii) multiplied by 3.

     Level 2--Severance pay equal to (i) the sum of his or her annual base salary and his or her highest annual incentive compensation earned during the 3 calendar years immediately preceding the calendar year in which the Change in Control occurs (ii) multiplied by 2.

     Level 3--Severance pay equal to (i) the sum of his or her annual base salary and his or her highest annual incentive compensation earned during the 3 calendar years immediately preceding the calendar year in which the Change in Control occurs (ii) multiplied by 1.

   Each of the Named Executives, other than Mr. Ryan, is a participant in the Severance Plan and is entitled to level 1 or level 2 benefits. The benefits payable to Mr. Kelley under the Severance Plan are in lieu of, rather than in addition to, the severance benefits payable under the Kelley Employment Agreement.

 Management Bonus Plan

   In November 1998, the Wesley Jessen Board adopted the Wesley Jessen Corporation Professional Incentive Plan for calendar year 1999 (the "Bonus Plan"). Under the Bonus Plan, participants are eligible to earn an annual bonus upon the achievement by the Company of a specified level of earnings per share. The annual bonus is equal to a specified percentage of a participant's annual salary, subject to an increase based on achievement beyond targeted levels. Bonuses under the Bonus Plan are not subject to any cap. Approximately 126 employees participated in the Bonus Plan during the first quarter of 2000, including each of the Named Executives. The Bonus Plan was renewed for 2000 and was amended in April 2000 to provide for a portion of the amount payable to be paid quarterly.

 Stock Incentive Plan

   In connection with the IPO, the Wesley Jessen Board and stockholders of the Company approved the Wesley Jessen VisionCare, Inc. Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan was amended in 1999 to increase the number of shares of Common Stock reserved for issuance under the Incentive Plan by 1,000,000 shares. The Incentive Plan is currently administered by the compensation committee, with all awards made thereunder being approved by the full Wesley Jessen Board. Certain employees, advisors and consultants of the Company are eligible to participate in the Incentive Plan (a "Plan Participant"). The Wesley Jessen Board or the compensation committee, as the case may be, is authorized under the Incentive Plan to select the Plan Participants and determine the terms and conditions of the awards under the Incentive Plan. The Incentive Plan provides for the issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that the compensation committee deems consistent with the purposes of the Incentive Plan. An aggregate of 1,800,000 shares of Common Stock of the Company have been reserved for issuance under the Incentive Plan, subject to certain adjustments reflecting changes in the Company's capitalization. The Incentive Plan provides that Plan Participants will be limited to receiving awards relating to no more than 50,000 shares of Common Stock per year. As of May 23, options to purchase an aggregate of 900,150 shares of Common Stock have been granted under the Incentive Plan.

   Options granted under the Incentive Plan may be either incentive stock options ("ISOs") or such other forms of non-qualified stock options ("NQOs") as the Compensation Committee may determine. ISOs are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The exercise price of (i) an ISO granted to an individual who owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company (a "10% Owner") will be at least 110% of the fair market value of a share of common stock on the date of grant and (ii) an ISO granted to an individual other than a 10% Owner and an NQO will be at least 100% of the fair market value of a share of Common Stock on the date of grant.

   Options granted under the Incentive Plan may be subject to time vesting and certain other restrictions at the sole discretion of the compensation committee. Subject to certain exceptions, the right to exercise an option generally will terminate at the earlier of (i) the first date on which the initial grantee of such option is not employed by the Company for any reason other than termination without cause, death or permanent disability or (ii) the expiration date of the option. If the holder of an option dies or suffers a permanent disability while still employed by the Company, the right to exercise all unexpired installments of such option shall be accelerated and shall vest as of the latest of the date of such death, the date of such permanent disability and the date of the discovery of such permanent disability, and such option shall be exercisable, subject to certain exceptions, for 180 days after such date. If the holder of an option is terminated without cause, to the extent the option has vested, such option will be exercisable for 30 days after such date.

   All outstanding awards under the Incentive Plan will terminate immediately prior to consummation of a liquidation or dissolution of the Company, unless otherwise provided by the Wesley Jessen Board. Pursuant to individual award agreements under the Incentive Plan, in the event of the sale of all or substantially all of the assets of the Company or the merger of the Company with another corporation, all restrictions on any outstanding awards will terminate and Plan Participants will be entitled to the full benefit of their awards immediately prior to the closing date of such sale or merger, unless otherwise provided by the Wesley Jessen Board.

   The Wesley Jessen Board generally has the power and authority to amend the Incentive Plan at any time without approval of the Company's stockholders, subject to applicable federal securities and tax laws limitations (including regulations of the Nasdaq National Market System).

 Employee Stock Discount Purchase Plan

   The Wesley Jessen VisionCare, Inc. Employee Stock Discount Purchase Plan, including a substantially identical plan for international employees (the "Employee Stock Purchase Plan") was established to give employees desiring to do so a convenient means of purchasing shares of Common Stock through payroll deductions. The Employee Stock Purchase Plan provides an incentive to participate by permitting purchases at a discounted price. The Company believes that ownership of stock by employees will foster greater employee interest in the success, growth and development of the Company. From March 1, 1999, until May 23, 2000, an aggregate of 184,818 shares of Common Stock were issued under the Employee Stock Purchase Plan.

   Subject to certain restrictions, each employee of the Company is eligible to participate in the Employee Stock Purchase Plan. Participation is discretionary with each eligible employee. The Company has reserved 500,000 shares of Common Stock for issuance in connection with the Employee Stock Purchase Plan. Each eligible employee is entitled to purchase a maximum of 125 shares per quarter. Elections to participate can be made at any time and purchases of stock are made on a quarterly basis. Each participating employee contributes to the Employee Stock Purchase Plan by choosing a payroll deduction in any specified amount, with a minimum deduction of $10 per payroll period. A participating employee may increase or decrease the amount of such employee's payroll deduction, including a change to a zero deduction at any time. Elected contributions are credited to participants' accounts at the end of each calendar month. In addition, employees may make lump sum contributions at the end of the quarter to enable them to purchase the maximum number of shares available for purchase during the plan year.

   Each participating employee's contributions are used to purchase shares for the employee's share account within 15 days after the last day of each calendar month. The cost per share is 85% of the lower of the closing price of the Company's Common Stock on the Nasdaq National Market System on the first or the last day of the calendar month. The number of shares purchased on each employee's behalf and deposited in his/her share account is based on the amount accumulated in such participant's cash account and the purchase price for shares with respect to any month. Shares purchased under the Employee Stock Purchase Plan carry full rights to receive dividends declared from time to time. Under the Employee Stock Purchase Plan, any dividends attributable to shares in the employee's share account are automatically used to purchase additional shares for such employee's share account. Share distributions and share splits are credited to the participating employee's share account as of the record date and effective date, respectively. A participating employee has full ownership of all shares in such employee's share account and may withdraw them for sale or otherwise at any time. Subject to applicable federal securities and tax laws, the Wesley Jessen Board has the right to amend or to terminate the Employee Stock Purchase Plan. Amendments to the Employee Stock Purchase Plan will not affect a participating employee's right to the benefit of the contributions made by such employee prior to the date of any such amendment. In the event the Employee Stock Purchase Plan is terminated, the compensation committee is required to distribute all shares held in each participating employee's share account plus an amount of cash equal to the balance in each participating employee's cash account.

 Non-Employee Director Stock Option Plan

   The 1997 Non-Employee Director Stock Option Plan (the "Director Option Plan") was established to encourage stock ownership by certain directors of the Company and to provide those individuals with an additional incentive to manage the Company in the shareholders' best interests and to provide a form of compensation to attract and retain highly qualified individuals as members of the Wesley Jessen Board. The Director Option Plan provides for the granting of options to non-employee directors, as defined, covering an aggregate of 250,000 shares of Common Stock of the Company, subject to certain adjustments reflecting changes in the Company's capitalization. To date, options to purchase an aggregate of 80,000 shares of Common Stock have been granted under the Director Option Plan.

   The compensation committee or the full Wesley Jessen Board is authorized under the Director Option Plan to make discretionary grants of options and determine the terms and conditions of such options. In addition, the Director Option Plan provides for an initial one-time grant of options to purchase 10,000 shares of Common Stock to each non-employee Director serving as a member of the Wesley Jessen Board upon the effectiveness of the Director Option Plan or to any new non-employee director upon being elected to the Wesley Jessen Board. The Director Option Plan also provides that each non-employee director shall automatically be entitled to options to purchase 2,000 shares of Common Stock upon each anniversary of such director's election to the Wesley Jessen Board (which will be granted at the Company's next annual meeting of stockholders following such anniversary). The Director Option Plan requires that the exercise price for each option granted under the plan must equal 100% of the fair market value of the Company's Common Stock on the date the option is granted. The initial one-time grants are immediately exercisable and the annual grants will vest in three equal installments commencing on the first anniversary of the grant date. Nothing contained in the Director Option Plan or any agreement to be executed pursuant to the Director Option Plan will obligate the Company, the Wesley Jessen Board or its stockholders to retain an optionee as a director of the Company. In the event of a Change in Control (as defined in the Director Option Plan), all outstanding options which have not yet vested will become fully exercisable, as provided by each director's option agreement under the Director Option Plan.

 Wesley Jessen Retirement Plan

   Substantially all full-time United States and Puerto Rico employees of the Company participate in the Wesley Jessen Cash Balance Pension Plan (the "Retirement Plan"), a defined benefit plan intended to qualify under Section 401(a) of the Code. The Retirement Plan became effective on January 1, 1996. The Retirement Plan is a cash balance plan whereby each participant's benefits are determined based on annual pay credits and interest credits made to each participant's account. In general, a participant becomes vested under the Retirement Plan upon completion of five years of service.

   Annual pay credits range from 3.0% to 8.0% of compensation, depending on a participant's length of service with the Company. Compensation refers to pension eligible earnings of a participant under the Retirement Plan (up to $160,000 for 1998, as limited by the Code), including all direct compensation paid to participants plus any pretax deferrals.

   Interest credits are based on a participant's account balance on the first day of each calendar year and the plan's interest credit rate. This interest credit rate is determined for each calendar year and equals the value as of December of the immediately preceding calendar year of the average yield on 1-year Treasury bills.

   No pay or interest credits are granted under the Retirement Plan for periods of employment prior to June 29, 1995. However, service is calculated from date of hire for the purpose of determining the level of pay credit for the plan year, subject to bridging service for participants from certain acquired entities. The normal retirement age under the plan is age 65. Benefits are computed on a straight line basis. The Company contributes actuarially determined amounts to fund benefits under the Retirement Plan within regulatory minimum requirements and maximum tax deductible limits.

   The aggregate estimated annual benefits payable from the Retirement Plan to Messrs. Ryan, Kelley, Althiser, Chapoy and Steiner upon normal retirement age are $23,055, $54,529, $52,741, $14,355 and $37,822, respectively. Messrs.
Ryan, Kelley, Althisar, Chapoy and Steiner currently have approximately 16 (including 12 years of service with acquired entities), 21 (including 17 years of service with acquired entities), 17 (including 14 years of service with acquired entities), 6 and 16 years of credited service, respectively, under the Retirement Plan.

   There is a supplemental benefit payable to Mr. Ryan pursuant to a Supplemental Executive Retirement Plan earned during his employment with Barnes-Hind and Revlon Visioncare, the obligation for which was assumed by the Company as a result of the acquisition of PBH. The estimated annual benefit payable to Ryan upon normal retirement age is equal to $30,480.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

   This Compensation Committee report shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

   The following report has been submitted by the Compensation Committee of the Wesley Jessen Board:

     The Compensation Committee was established by the Wesley Jessen Board in February 1997 in connection with the IPO. The Compensation Committee is currently comprised of Messrs. Pagliuca, Levine and Ryan.

     The Compensation Committee is responsible for (i) reviewing the recommendations of the Company's Chief Executive Officer on compensation levels of all other officers of the Company and (ii) adopting and changing compensation policies and practices of the Company and to report its recommendations to the full Wesley Jessen Board. In addition, the Compensation Committee is responsible for the administration of the Company's stock plans. In reviewing the Company's compensation programs, the Compensation Committee adheres to a compensation philosophy that (i) attracts and retains qualified executives who will add to the long-term success of the Company, (ii) relates to the achievement of operational and strategic objectives, and (iii) is commensurate with each executive's performance, level of responsibility and overall contribution to the success of the Company. In making its recommendations to the full Wesley Jessen Board concerning adjustments to compensation levels, the Compensation Committee considers the financial condition and operational performance of the Company during the prior year. The Company's executive compensation programs consist of three principal components: (i) base salary; (ii) annual bonus; and (iii) long-term equity incentives.

   Base Salary. The base salaries for Messrs. Ryan and Kelley in 1999 were established pursuant to their employment agreements with the Company. On March 6, 2000, the Company and Kevin J. Ryan entered into a new employment agreement to supercede and replace his existing employment agreement with the Company. In determining the terms of the new employment agreement, the Compensation Committee retained a consulting firm specializing in executive compensation to conduct an extensive survey of the compensation arrangements for chief executive officers of similarly sized companies. Based upon such survey and the Company's recent operating performance, the Compensation Committee concluded that Mr. Ryan should receive a significant increase in compensation. Under his new employment agreement, Mr. Ryan's base salary was increased from approximately $250,000 to $500,000. Prior to this increase, Mr. Ryan's base salary had not been increased since he joined the Company in 1995. Under his new employment agreement, Mr. Ryan is entitled to annual review for increases in his base salary. Mr. Ryan did not participate as a member of the Compensation Committee in establishing the terms of his new employment agreement. The terms of Mr. Kelley's employment agreement were determined through arms-length negotiations with representatives of Bain Capital. See "Compensation of Executive Officers-- Employment Agreements." The base salary for each of the other executive officers of the Company was determined based on the expected level of responsibility of each and competitive market conditions. Such salaries were initially established by the Chief Executive Officer and subsequently approved by the full Wesley Jessen Board.

   Annual Bonus. Under their respective employment agreements, Messrs. Ryan and Kelley receive an annual bonus based on the Company's achievement of certain targeted operating results, which are established at the beginning of each year by the full Wesley Jessen Board. The level of bonus that such executive officer is eligible to earn is also established by the Wesley Jessen Board at the beginning of each year. Each of the other executive officers of the Company participated in the Bonus Plan, which enables them to earn an annual bonus based upon the Company's achievement of a specified level of earnings per share. The annual bonus was equal to a specified percentage of each participant's annual salary, which was subject to increase based on achievement beyond targeted levels. The Company achieved such levels in 1999 and, as a result, bonus payments were awarded by the Wesley Jessen Board under the Bonus Plan for 1999.

   Long-Term Equity Incentives. All of the executive officers of the Company (other than Mr. Althisar and Mr. Artale) participated in the acquisition of the Company from Schering-Plough in 1995. In that capacity, each purchased shares of Common Stock at the same price paid by Bain Capital and was granted options to purchase Common Stock. As a result of such participation, the executive officers of the Company own a significant equity interest in the Company. Therefore, to a large extent, the interests of the Company's executive officers are already aligned with those of its stockholders since the value of management's holdings is tied directly to the market price of the Company's Common Stock.

   Prior to the completion of the IPO, the Company adopted the Incentive Plan. Under the Incentive Plan, the Wesley Jessen Board or the Compensation Committee, as the case may be, was granted broad authority to award equity based compensation arrangements to any eligible employee, consultants or advisors of the Company. The Incentive Plan was amended in 1999 to increase the number of shares reserved for issuance thereunder by 1,000,000. As a result, an aggregate of 1,800,000 shares of Common Stock are reserved for issuance upon the exercise of awards granted to eligible participants under the Incentive Plan. Since the ultimate value of stock options bears a direct relationship to the market price of the Common Stock, the Committee believes that awards under the Incentive Plan are an effective incentive for the Company's management to create value for the Company's stockholders. As of December 31, 1999, there were outstanding options to purchase an aggregate of 837,550 shares of Common Stock that had been granted by the Wesley Jessen Board under the Incentive Plan, including options to purchase 347,350 shares of Common Stock that were granted in 1999.

   The foregoing report has been approved by all members of the Compensation Committee.

                                          Sol Levine, Chairman
                                          Stephen G. Pagliuca
                                          Kevin J. Ryan

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

PERFORMANCE GRAPH

   The following graph compares the Company's cumulative total stockholder return since the Common Stock became publicly traded on February 12, 1997 with the Nasdaq Composite Index and the Standard & Poor's Midcap 400 Index. At this time, the Company does not believe it can reasonably identify an industry peer group and, therefore, the Company has instead selected the Standard & Poor's Midcap 400 Index, which includes companies with similar market capitalizations to that of the Company. The graph assumes that the value of the investment in the Company's Common Stock at its initial public offering price of $15.00 per share and each index was $100.00 on February 12, 1997.

     Comparison of the Company's Common Stock, Nasdaq Composite Index and
                      Standard & Poor's Midcap 400 Index


                            February 12, December 31, December 31, December 31,
                                1997         1997         1998         1999
                            ------------ ------------ ------------ ------------
Wesley Jessen VisionCare,
 Inc. .....................     $100         $260         $185         $253
Nasdaq Composite Index.....     $100         $116         $162         $303
Standard & Poor's Midcap
 400 Index.................     $100         $125         $147         $167

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